

account growth


05047793



international expansion



beyond credit



spanning payments

TSYS®

TSYS 2004 Annual Report



Left to Right: Maitresse C. Martin, director of application systems, Citibank team; Tammie Brown, graphic designer, marketing

Account Growth
Left to Right: Nashay Willis, redemption specialist II; Marcel Hannah, system analyst I desktop support, ESC Loyalty



International Expansion
Left to Right: Jose-Luis Rojas, director for southern Europe; Bob Evans, director of European business expansion; and Bruce L. Bacon, group executive for international services



Beyond Credit
Left to Right: Michelle Chea, executive assistant to the CEO; Anna Yang, accountant; Steve Williams, card production manager, TSYS Prepaid



Spanning Payments
Left to Right: Beverly Wells, president; Robert Blair, chief information officer, Vital Processing Services



The story of TSYS begins and ends with people. Without the incredible team members of TSYS and the extraordinary work they do every day, we would not be able to win in the marketplace.


450m
400m
350m
300m
250m
200m
150m
100m
50m
0m
2000
2001
2002
2003
2004
2005

TSYS' accounts on file are projected to reach 425 million by year-end 2005, a compound annual account growth of more than 24 percent since 1983.



TSYS is developing opportunities in Europe, Latin America and the Asia-Pacific region.



TSYS' expertise in data integrity and technology enables it to enter new growth markets.



The acquisition of Vital Processing Services brings TSYS to the point of sale and delivers streamlined service and innovation to our mutual clients.

Without question, our people are our greatest asset. They make it all possible.

2004 was a watershed year for TSYS — a year in which we solidified our foundation for the future.

We recorded one of our highest-ever years of account growth, and we are prepared for even more extraordinary growth in 2005. We are poised to capture international opportunities as the world embraces electronic payments by displacing cash and checks. We are expanding beyond credit cards to new types of prepaid payments and complementary loyalty programs. We are now anchored at each end of the payments chain, serving the financial institutions and retailers that issue cards to consumers and enable merchants to accept card-based payments. The roadmap for our next chapter of growth is based on our understanding of how the people, service and technology of TSYS are prepared to meet evolving demands in the world of electronic payments.

TABLE OF CONTENTS

"The foundation of 2004 will lift us to even greater heights in 2005 and beyond."

Dear Shareholder,

Although 2004 was a year filled with tests and challenges, it was also a time of tremendous opportunity. We believe we have passed the tests and met the challenges with great success.

If you recall, we entered 2004 in what I described as the "perfect storm." We faced a confluence of events that contributed to the first single-digit forecast for earnings growth in the company's history. Unquestionably, it was a difficult year for the TSYS family. Every team member experienced a wide range of emotions: from the euphoria of winning the Bank One portfolio for the second time in 16 months to the anxiety of our first workforce reduction and the concern of several team members who were called to active duty. During this same period, we saw an industry shift that positions TSYS to be the dominant processor in the payments industry.

With that said, the "storm" has cleared, the skies are blue, and TSYS has gained strong momentum for a break-out year in 2005. We met our financial goals for the year and achieved our 21st straight year of earnings growth. Revenues increased 12.7 percent to $1.2 billion. Earnings per share gained 6.9 percent over 2003 to $0.76, the high end of our projection.

The foundation laid in 2004 will push us to greater heights in 2005 and beyond. During the year, we signed contracts for more than 100 million accounts, reached major milestones in our international expansion and executed strategic acquisitions that position our business in critical developing growth markets.

The power of TSYS' services and product offerings never ceases to amaze me. The merger of Bank One and J.P. Morgan Chase is a defining example. "Conventional wisdom" says that two world-class banks engaged in a massive merger would not consolidate processing into a new provider and take on a large conversion. Yet the basic tenants that have made us successful — people, service and technology — carried the day and won the relationship.

TSYS converted approximately 50 million accounts to our payment systems in 2004, including Bank One, Bank of Ireland, Pitney Bowes Corp. and the portfolio of People's Bank of Bridgeport, CT, which was acquired by The Royal Bank of Scotland Group. At year-end, we serviced over 357 million accounts. Based on scheduled conversions and projected organic growth, we expect to serve at least 425 million accounts by year-end 2005.



Philip W. Tomlinson
Chief Executive Officer



Seated Left to Right: Gaylon M. Jowers Jr., Connie C. Dudley, Dorenda K. Weaver **Standing:** Ryland L. Harrelson, Colleen W. Kynard, and Stephen W. Humber

We continued to expand our international scope in 2004. Construction of a new world-class data center in the United Kingdom highlights our long-term commitment to the European market. TSYS recently signed a seven-year agreement with ABN AMRO Bank N.V., one of the world's largest global financial institutions. ABN AMRO Bank N.V. represents a significant shift in the European payments landscape. TSYS expects to serve clients in 14 European countries by year-end.

In 1998, by way of comparison, international services generated only 5 percent of TSYS' revenue. Today more than 18 percent of revenue comes from international operations, with great opportunities in Europe, Canada, South America and the People's Republic of China.

At TSYS, our core competency goes far beyond credit cards. Recent strategic acquisitions have expanded our product set. We are committed to earn a greater share of our clients' spending on portfolio management. These acquisitions allow us to cross-sell services and offer convenient, one-stop shopping to our clients.

In 2004, we acquired Clarity Payment Solutions, Inc. in New York, which specializes in prepaid card technologies for the Visa®, MasterCard®, and EFT ATM networks. Clarity was rebranded TSYS Prepaid, Inc., and this team is leading our initiatives in other new markets such as healthcare, corporate incentives, and consumer products and promotions.

Since ESC Loyalty joined the TSYS family in 2003, the team has almost doubled its revenue. Some of the world's largest financial institutions have turned to ESC and its enhanced loyalty technologies to learn new lessons about marketing to the consumer.

The payments industry continues to push dynamic change in transaction growth and product evolution at the point of sale. Capitalizing on this change requires a complete payment solution. In an effort to fill this gap, TSYS recently acquired the remaining 50-percent equity stake in Vital Processing Services in Tempe, Arizona. Formed in 1996 as a joint venture between Visa U.S.A. and TSYS, Vital delivers comprehensive, end-to-end solutions to acquirers and their merchants that process billions of transactions each year. Vital services over one million merchants, among them some of the largest and most respected merchants in the country.



Left to Right: M. Troy Woods, President and Chief Operating Officer and Philip W. Tomlinson, Chief Executive Officer

We are excited about the acquisition of Vital, which will sharpen our focus on delivering product quality and innovation on both ends of the payment chain while delivering greater value to our mutual clients.

To become more efficient and responsive to our clients' needs, we completed the most drastic reorganization in our history. I am proud to introduce four new executive vice presidents: Connie C. Dudley, Stephen W. Humber, Gaylon M. Jowers Jr. and Colleen W. Kynard. These executive vice presidents join group executives Dorenda K. Weaver and Ryland L. Harrelson to form a new Management Committee. This committee is charged with the responsibility of accelerating our decision-making processes to quickly implement improvements and changes throughout the organization.

We have raised our growth forecast for 2005. Net income growth is expected to increase 19–22 percent on revenue growth of 30–33 percent. Our acquisition of Vital Processing Services is expected to contribute about $225 to $235 million in revenue and $0.03–$0.04 in incremental earnings per share.

We're optimistic, excited and enthusiastic about our future. We have a competitive spirit and a strong will to win. Thanks to the dedicated, passionate team members of TSYS and their tireless determination to succeed, our company is enjoying a surge of momentum that will carry us forward in the years to come. I also thank the TSYS team members who serve and protect our country. We're proud to have you on our team.

On behalf of the TSYS family, I am grateful for each shareholder and your continued support.

Sincerely,

PHILIP W. TOMLINSON
Chief Executive Officer



ACCOUNT GROWTH

Attention to detail, a focus on technology and our drive for client satisfaction yielded one of the greatest periods of account growth in the history of TSYS. We converted nearly 27 million accounts to our systems in one weekend. That's almost as many accounts as TSYS serviced a little more than a decade ago. The number of accounts serviced at TSYS climbed from 274 million to 357 million in 2004, a 30 percent increase.

By year-end 2005, TSYS is projected to process more than 425 million accounts. By then, TSYS will service 200 million accounts for the top 15 card issuers, which leaves less than 15 million accounts in that group for all other third-party processors combined. These volumes will drive greater efficiencies across the enterprise — demonstrated by expanding operating margins for core processing in 2005 — and provide a fertile market for cross-selling higher-margin services to the client base.

Left to Right: Marcel Hannah, system analyst I desktop support; Nashay Willis, redemption specialist II, both of ESC Loyalty


How do you reach 425
million accounts? One
satisfied client at a time.

TSYS is expanding its horizons. We see a world of opportunity.





INTERNATIONAL EXPANSION

Thanks to the exceptional cross-border growth of clients like The Royal Bank of Scotland Group and others, TSYS will support services in 14 European countries by year-end 2005. We have also secured our first client based on the continent of Europe. This is a milestone for TSYS, as the European market long has been dominated by in-house and inter-bank processors. We launched gift-card programs for our first major retail clients and expect to serve more than 15 million gift cards in Europe by year-end 2005. TSYS opened a 53,000-square-foot pan-European data center in Knaresborough, England, which has the capacity to support our anticipated growth throughout the continent.

We've set our sights on the Asia-Pacific region, leveraging our experience in Japan and increasing our focus on the People's Republic of China. China is projected to become the world's fastest-growing economy with a rising middle-class and an emerging cards market. These successes share a common theme: our ability to offer a common platform for global clients that operate in multiple regions of the world is a keen distinction from our competitors.

Left to Right: Jose-Luis Rojas, director for southern Europe; Bob Evans, director of European business expansion; and Bruce L. Bacon, group executive for international services



Left to Right: Greg Boulton, associate project director, strategic planning; Kellie Goodwin, associate business development director, strategic planning; Lizelle Jones, manager, relationship management; Cathy Hong-Praslick, associate business development director, strategic planning, TSYS

Much more than cards.

While payment services remain our core competency, we are focusing on new opportunities and new markets. We are introducing products that enable our clients to deliver greater utility to their customers and derive greater revenues from their portfolios. We are evaluating new growth markets in which we might bring increased efficiencies by eliminating paper processes and cash-based payments. Our goal is for every client to consider TSYS as a trusted strategic partner on many fronts, not just a credit card technology vendor.

Moving beyond credit cards. A strong future for prepaid services.


GAP


NFC
new york sports clubs
NYSC
Holiday Inn
FLORSHEIM

BEYOND CREDIT — PREPAID

Consumers make an instant choice every time they use a card at the point of sale: Pay before? Pay now? Or pay later? The answer determines whether they use a prepaid card (pay before), a debit card (pay now) or a credit card (pay later).

The prepaid segment has emerged as a critical component of our overall payments strategy for a few simple reasons. Prepaid products directly displace cash, checks and other paper-based processes. Prepaid products are more culturally acceptable in some emerging global markets, and offer a faster entry point than credit cards. And because prepaid products are so adaptable — applications range from corporate incentives to insurance claims to consumer promotions, among many others — they open the door to other desirable market segments.

Our vision is to be the dominant leader in the fast-growing prepaid market in the U.S. and abroad. We offer the industry's most flexible, scalable and adaptable platform for markets like pharmaceuticals, healthcare and those consumers who have no banking relationships. These cards carry the same convenience, safety and security that come with other Visa- or MasterCard-branded cards.

Left to Right: Michelle Chea, executive assistant to the CEO; Anna Yang, accountant; Steve Williams, card production manager, all of TSYS Prepaid



BEYOND CREDIT — LOYALTY

Increasingly, loyalty and reward programs are differentiators for our clients and are growing at a phenomenal rate. TSYS delivers programs that impact buying behavior so our clients identify, retain and grow their best customers. Recent advancements in our technology include partner and vendor programs for major retailers that deliver point redemption to the customer at the time of purchase. Our loyalty strategy and analysis services help increase wallet share when competing loyalty programs proved less effective. In fact, a sample of four programs launched for major issuers showed strong results: After implementation, these programs generated card-spending increases ranging from 25 to 216 percent compared with cards without rewards programs.

Loyalty programs are prevalent in a retail-saturated market. But the average loyalty program won't make every customer more profitable. That's why some of the largest financial institutions and retailers in North America rely on TSYS to help them understand and compare the behaviors of customers who use their cards only on occasion with those who use their cards for gas, groceries, flat-screen televisions and appliances. Regardless of the marketing strategy, their goals are the same: deliver a product that persuades the customer to replace multiple cards in the wallet with just one. More Fortune 100 companies are depending on TSYS than ever before to provide targeted loyalty consulting, travel, gift-card and merchandise rewards programs to win the customer's consolidated wallet.

Left to Right: Wayne Brueggemann, director of network and communication; Dale McCrory, vice president implementation; Mahboob Rahman, redemption specialist II, all of ESC Loyalty


"Top of wallet" isn't good
enough anymore. Today's
leading issuers want to
"own the wallet."

Anchors on each end of the payments chain.





SPANNING PAYMENTS — VITAL

Vital Processing Services brings TSYS to the point of sale. Vital is now a wholly-owned subsidiary of TSYS, which means that TSYS now serves institutions at both ends of the payment chain. At one end of the chain, Vital's "acquiring" clients serve more than a million merchant locations, making it possible for them to accept card-based payments at the point of sale and then settle the funds among the merchant's bank, card associations, the cardholder's bank and the cardholder. At the other end of the chain, TSYS serves the banks and retailers that "issue" payment cards to more than 357 million consumers.

We see tremendous opportunities to extend our prepaid and loyalty services through these new delivery channels, enabling TSYS to be more creative and active in the proliferation of new payment forms at the point of sale. Owning Vital improves our position to meet the needs of multi-national and global institutions, which increasingly demand integrated processing solutions. We see tremendous synergies.

Left to Right: Robert Blair, chief information officer; Beverly Wells, president, both of Vital Processing Services

8.7

billion transactions last year.
More to come this year.


$607,013
$659,228
$723,963
$828,301
$956,619
00
01
02
03
04
Revenues before reimbursable items
$113,534
$137,703
$157,672
$190,579
$202,214
00
01
02
03
04
Operating income
$87,536
$104,418
$125,805
$140,973
$150,558
00
01
02
03
04
Net income

FINANCIAL HIGHLIGHTS

(Dollars in thousands except per share data)	**2004**	2003	% Change
Revenues	$ 1,187,008	$ 1,053,466	12.7
Operating income	202,214	190,579	6.1
Net income	150,558	140,973	6.8
Basic earnings per share	.76	.72	6.8
Diluted earnings per share	.76	.71	6.9
Return on average equity	18.9%	21.1%	
Operating margin	17.0%	18.1%	
Net profit margin	12.7%	13.4%	





Board of Directors












Richard E. Anthony**
President and Chief
Operating Officer
Synovus

Griffin B. Bell*
Senior Partner, Retired
King & Spalding

Richard H. Bickerstaff*
Manager
Broken Arrow Land
Company L.L.C.

James H. Blanchard
Chairman of the
Executive Committee
TSYS
Chief Executive Officer
Synovus

Richard Y. Bradley
Attorney at Law
Bradley & Hatcher

Kriss Cloninger III
President and Chief
Financial Officer
Aflac

G. Wayne Clough
President
Georgia Institute of
Technology

Lovick P. Corn*
Advisory Director
W.C. Bradley Co.

Thomas G. Cousins*
Chairman of the Board
Cousins Properties
Incorporated

Walter W. Driver, Jr.
Chairman
King & Spalding

Gardiner W. Garrard, Jr.
President
The Jordan Company

Sidney E. Harris
Professor and Former Dean
Georgia State University,
J. Mack Robinson
College of Business

John P. Illges, III
Senior Vice President,
Retired
The Robinson-Humphrey
Company, Inc.

* Emeritus Director
** Advisory Director





Board of Directors












Alfred W. Jones III
Chairman of the Board
and Chief Executive Officer
Sea Island Company

Mason H. Lampton
President and Chief
Executive Officer
Standard Concrete Products

W. Walter Miller, Jr.
Group Executive, Retired
TSYS

Samuel A. Nunn*
Co-Chairman and Chief
Executive Officer
Nuclear Threat Initiative Foundation

Distinguished Professor
The Sam Nunn School of International Affairs Georgia Institute of Technology

H. Lynn Page
Vice Chairman of
the Board, Retired
Synovus

Philip W. Tomlinson
Chief Executive Officer
TSYS

John T. Turner
Private Investor

William B. Turner*
Chairman of the
Executive Committee,
Retired
Synovus

Richard W. Ussery
Chairman of the Board
TSYS

George C. Woodruff, Jr.*
Real Estate Developer

M. Troy Woods
President and Chief
Operating Officer
TSYS

James D. Yancey
Chairman of the Board
Synovus

Rebecca K. Yarbrough
Private Investor

* Emeritus Director



Our technology shapes our future.
But our people make it real.

Seated Left to Right: M. Troy Woods, President and COO; Philip W. Tomlinson, CEO; Richard W. Ussery, Chairman of the Board **Standing Left to Right:** James B. Lipham, senior executive vice president; Connie C. Dudley, executive vice president; Kenneth L. Tye, senior executive vice president and CIO; Colleen W. Kynard, executive vice president; William A. Pruett, senior executive vice president; Stephen W. Humber, executive vice president and CTO; Gaylon M. Jowers, Jr., executive vice president

Selected Financial Data

The following financial data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and Financial Review, included elsewhere in this Annual Report. The historical trends in TSYS' results of operations and financial position over the last five years are presented below. Revenues before reimbursable items and net income have grown over the last five years at compounded annual growth rates of 12.4% and 17.0%, respectively. The balance sheet data also reflect the continued strong financial position of TSYS as evidenced by the current ratio of 1.6:1 at December 31, 2004, and increased shareholders' equity.

	Years Ended December 31,				
(in thousands except per share data)	**2004**	2003	2002	2001	2000
Income Statement Data:					
Revenues:					
Electronic payment processing services	**$ 785,713**	707,816	617,876	572,412	511,663
Other services	**170,906**	120,485	106,087	86,816	95,350
Revenues before reimbursable items	**956,619**	828,301	723,963	659,228	607,013
Reimbursable items	**230,389**	225,165	231,170	233,093	238,081
Total revenues	**1,187,008**	1,053,466	955,133	892,321	845,094
Expenses:					
Salaries and other personnel expense	**361,532**	326,568	300,240	267,792	240,658
Net occupancy and equipment expense	**239,179**	205,820	174,883	171,772	165,375
Other operating expenses	**153,694**	105,334	91,168	81,961	87,446
Expenses before reimbursable items	**754,405**	637,722	566,291	521,525	493,479
Reimbursable items	**230,389**	225,165	231,170	233,093	238,081
Total expenses	**984,794**	862,887	797,461	754,618	731,560
Operating income	**202,214**	190,579	157,672	137,703	113,534
Nonoperating income	**2,077**	3,790	5,614	2,858	5,116
Income before income taxes, minority interest and equity in income of joint ventures	**204,291**	194,369	163,286	140,561	118,650
Income taxes	**77,210**	70,868	57,908	53,891	46,601
Minority interest in subsidiary's net income	**(259)**	(338)	(154)	(76)	(99)
Equity in income of joint ventures	**23,736**	17,810	20,581	17,824	15,586
Net income	**$ 150,558**	140,973	125,805	104,418	87,536
Basic earnings per share	**$ 0.76**	0.72	0.64	0.54	0.45
Diluted earnings per share	**$ 0.76**	0.71	0.64	0.53	0.45
Cash dividends declared per share	**$ 0.140**	0.078	0.068	0.060	0.048
Weighted average common shares outstanding	**196,847**	196,830	197,017	194,773	194,785
Weighted average common and common equivalent shares outstanding	**197,236**	197,438	197,497	195,604	195,265

	At December 31,				
(in thousands)	**2004**	2003	2002	2001	2000
Balance Sheet Data:					
Total assets	**$1,281,943**	1,001,236	779,493	656,554	604,007
Working capital	**170,253**	126,267	148,623	99,620	63,180
Obligations under capital leases and software arrangements (excluding current portion)	**4,508**	29,748	67	135	164
Shareholders' equity	**864,612**	732,534	602,206	507,330	414,016

Financial Overview

TSYS' (the Company's) revenues are derived from providing electronic payment processing and related services to financial and nonfinancial institutions, generally under long-term processing contracts. TSYS' services are provided primarily through the Company's cardholder systems, TS2 and TS1, to financial institutions and other organizations throughout the United States, Mexico, Canada, Honduras, Puerto Rico and Europe. The Company currently offers merchant services to financial institutions and other organizations in Japan through its majority owned subsidiary, GP Network Corporation (GP Net). TSYS also provides back-end processing services for its joint venture, Vital Processing Services L.L.C. (Vital), to support merchant processing in the United States.

Due to the somewhat seasonal nature of the credit card industry, TSYS' revenues and results of operations have generally increased in the fourth quarter of each year because of increased transaction and authorization volumes during the traditional holiday shopping season. Furthermore, growth or declines in card portfolios of existing clients, the conversion of cardholder accounts of new clients to the Company's processing platforms and the loss of cardholder accounts impact the results of operations from period to period. Another factor which may affect TSYS' revenues and results of operations from time to time is the sale by a client of its business, its card portfolio or a segment of its accounts to a party which processes cardholder accounts internally or uses another third-party processor. Consolidation in either the financial services or retail industries, a change in the economic environment in the retail sector, or a change in the mix of payments between cash and cards could favorably or unfavorably impact TSYS' financial position, results of operations and cash flows in the future.

A significant amount of the Company's revenues is derived from long-term contracts with large clients, including certain major customers. Processing contracts with large clients, representing a significant portion of the Company's total revenues, generally provide for discounts on certain services based on the size and activity of clients' portfolios. Therefore, electronic payment processing revenues and the related margins are influenced by the client mix relative to the size of client card portfolios, as well as the number and activity of individual cardholder accounts processed for each client. Consolidation among financial institutions has resulted in an increasingly concentrated client base, which results in a changing client mix toward larger clients and increasing pressure on the Company's operating profit margins.

Based upon available market share data that includes cards processed in-house, the Company believes it has a 20.9% market share of the domestic consumer card processing arena; a 75.5% share of the Visa and MasterCard domestic commercial card processing market; a 16.2% share of the domestic retail card processing market; and a 6.9% market share of the U.S. off-line debit processing market. The Company believes it has significant growth opportunities as in-house processors and issuers processed by competitors realize the potential for reduced costs and better portfolio performance offered through TSYS' processing solutions.

The Company provides services to its clients including processing consumer, retail, commercial, government services, stored value and debit cards. Consumer cards include Visa and MasterCard credit cards, as well as American Express cards. Retail cards include private label and gift cards. Commercial cards include purchasing cards, corporate cards and fleet cards for employees. Government services accounts on file consist mainly of student loan processing accounts. Stored value cards consist of prepaid cards, including loyalty incentive cards and flexible spending cards. Debit cards consists mainly of on-line (PIN-based) and off-line (signature-based) accounts. The tables on page 35 summarizes TSYS' accounts on file (AOF) data at December 31, 2004, 2003 and 2002.

A summary of the financial highlights occurring in 2004 include:

- Revenues before reimbursable items increased 15.5% in 2004, as compared to 2003, to $956.6 million.
- Net income increased 6.8% for the year, as compared to 2003, to $150.6 million.
- Diluted earnings per share was $0.76, an increase of 6.9%, as compared to $0.71 in 2003.
- Cash flows generated by operating activities were $332.0 million for the year, compared to $266.4 million in 2003.

Significant highlights occurring during 2004 include:

- The Company signed a definitive agreement with JPMorgan Chase & Co. (Chase) to service the combined card portfolios of Chase Card Services, the second-largest card issuer in the world.
- The Company successfully completed the conversion of the Bank One portfolio.
- Bank of America selected TSYS to process the 11 million accounts acquired with its acquisition of FleetBoston Financial Corp (FleetBoston).
- Payments remaining under the Company's software obligations at December 31, 2003 were extinguished on March 31, 2004.
- Accounts on file processed on TSYS' systems increased 30.5% to 357.6 million at December 31, 2004, compared to 273.9 million at December 31, 2003.

- The Company's Board of Directors approved a doubling of the quarterly dividend to $0.04 per share from $0.02 per share.
- TSYS signed contract extensions with MBNA Corporation and First Tennessee National Corp.
- The Company received a patent for TSYS ProphIT®, our proprietary front-end workflow management system.
- TSYS introduced new Internet-based Credit Care products in Europe.
- TSYS completed its state-of-the art data centre for its European operations, investing approximately £16.6 million, or approximately $30.2 million.

Consolidation among financial institutions, particularly in the area of credit card operations, continued to be the major industry development occurring in 2003 and 2004. In 2004, Circuit City sold its private label card business to Bank One; and Chase and Bank One merged. In 2003, Circuit City sold its bankcard portfolio to FleetBoston. Also in 2003, Sears' credit card business was sold to Citigroup, Inc. The impact of the transaction between Sears and Citigroup on the financial position, results of operations and cash flows of TSYS cannot be determined at this time.

Financial Review

This Financial Review provides a discussion of critical accounting policies and estimates, related party transactions and off-balance sheet arrangements. This Financial Review also discusses the results of operations, financial position, liquidity and capital resources of TSYS and outlines the factors that have affected its recent earnings, as well as those factors that may affect its future earnings. The accompanying Consolidated Financial Statements and related Notes and Selected Financial Data are an integral part of this Financial Review and should be read in conjunction with it.

Critical Accounting Policies and Estimates

TSYS' financial position, results of operations and cash flows are impacted by the accounting policies the Company has adopted. In order to get a full understanding of the Company's financial statements, one must have a clear understanding of the accounting policies employed.

Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, lower than anticipated growth from existing customers, an inability to attract new customers and grow internationally, loss of one or more of the Company's major customers or other significant clients, an inability to grow through acquisitions or successfully integrate acquisitions, an inability to control expenses, technology changes, financial services consolidation, change in regulatory mandates, a decline in the use of cards as a payment mechanism, a decline in the financial stability of the Company's clients and uncertain economic conditions. Negative developments in these or other risk factors could have a material adverse effect on the Company's financial position, results of operations and cash flows.

The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. In preparing financial statements, it is necessary for management to make assumptions and estimates affecting the amounts reported in the consolidated financial statements and related notes. These estimates and assumptions are developed based upon all information available. Actual results could differ from estimated amounts.

A summary of the Company's critical accounting policies follows:

ACCOUNTS RECEIVABLE: Accounts receivable balances are stated net of allowances for doubtful accounts and billing adjustments of $6.8 million and $9.8 million at December 31, 2004 and December 31, 2003, respectively. The allowance represents 4.5% and 7.5% of total accounts receivable at December 31, 2004 and December 31, 2003, respectively. TSYS' client base mainly consists of financial institutions and other card issuers such as retailers. A substantial amount of the Company's accounts receivable balances are current, and the average number of days sales outstanding in accounts receivable at December 31, 2004 was 43 days. Because TSYS invoices clients for services monthly in arrears, accounts receivable includes one month of service billings not yet invoiced.

TSYS records allowances for doubtful accounts when it is probable that the accounts receivable balance will not be collected. When estimating the allowances for doubtful accounts, the Company takes into consideration such factors as its day-to-day knowledge of the financial position of specific clients, the industry and size of its clients, the overall composition of its accounts receivable aging, prior history with specific customers of accounts receivable write-offs and prior history of allowances in proportion to the overall receivable balance. This analysis includes an ongoing and continuous communication with its largest clients and those clients with past due balances. A financial decline of any one of the Company's large clients could have an adverse and material effect on collectibility of receivables and thus the adequacy of the allowance for doubtful accounts.

Increases in the allowance for doubtful accounts are recorded as charges to bad debt expense and are reflected in other operating expenses in the Company's consolidated statements of income. Write-offs of uncollectible accounts are charged against the allowance for doubtful accounts.

TSYS records allowances for billing adjustments for actual and potential billing discrepancies. When estimating the allowance for billing adjustments, the Company considers its overall history of billing adjustments, as well as its history with specific clients and known disputes. Increases in the allowance for billing adjustments are recorded as a reduction of revenues in the Company's consolidated statements of income, and actual adjustments to invoices are charged against the allowance for billing adjustments.

REVENUE RECOGNITION: The Company's electronic payment processing revenues are derived from long-term processing contracts with financial institutions and nonfinancial customers and are generally recognized as the services are performed. Electronic payment processing revenues are generated primarily from charges based on the number of accounts on file, transactions and authorizations processed, statements mailed, and other processing services for cardholder accounts on file. Most of these contracts have prescribed annual revenue minimums. The original terms of processing contracts generally range from three to ten years in length.

The Company recognizes revenues in accordance with Staff Accounting Bulletin No. 104 (SAB No. 104), "Revenue Recognition." SAB No. 104 sets forth guidance as to when revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller's price to the buyer is fixed or determinable; and (4) collectibility is reasonably assured.

The Company evaluates its contractual arrangements that provide services to clients through a bundled sales arrangement in accordance with the Financial Accounting Standard Board's (FASB's) Emerging Issues Task Force No. 00-21 (EITF 00-21), "Revenue Arrangements with Multiple Deliverables." EITF 00-21 addresses determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting.

On March 3, 2003, the Company announced that Bank One had selected TSYS to upgrade its credit card processing. Under the long-term software licensing and services agreement, TSYS is to provide electronic payment processing services to Bank One's credit card accounts for at least two years starting in 2004 (excluding statement and card production services). Following the provision of processing services, TSYS is to license a modified version of its TS2 consumer and commercial software to Bank One through a perpetual license with a six-year payment term. The Company used the percentage-of-completion accounting method for its agreement with Bank One and recognized revenues in proportion to costs incurred. This agreement has been superseded by the agreement with Chase described below. TSYS' revenues from Bank One were less than 10% of total revenues for the year ended December 31, 2004.

On October 13, 2004, TSYS finalized a definitive agreement with Chase to service the combined card portfolios of Chase Card Services and to upgrade its card-processing technology. The agreement extends a relationship that started with TSYS and the former Bank One Corp. in March 2003. Pursuant to the revised agreement, the first phase of the project was executed successfully, and Bank One's remaining accounts were converted to the modified TS2 processing platform during the fourth quarter of 2004, according to the project's original schedule. Chase is expected to convert its consumer and commercial accounts to modified TS2 in the second half of 2005, after which TSYS expects to maintain the card-processing functions of Chase Card Services for at least two years. Chase Card Services then has the option to either extend the processing agreement for up to five additional two-year periods or migrate the portfolio in-house, under a perpetual license of a modified version of TS2 with a six-year payment term.

As a result of the revised agreement with Chase, TSYS discontinued its use of the percentage-of-completion accounting method for the original agreement with Bank One. The revised agreement will be accounted for in accordance with the FASB's EITF 00-21 and other applicable guidance.

The Company recognizes software license revenue in accordance with Statement of Position No. (SOP) 97-2, "Software Revenue Recognition," and SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions." For software licenses for which any services rendered are not considered essential to the functionality of the software, revenue is recognized upon delivery of the software, provided (1) there is evidence of an arrangement, (2) collection of the fee is considered probable, (3) the fee is fixed or determinable, and (4) vendor specific objective evidence (VSOE) exists to allocate revenue to the undelivered elements of the arrangement.

When services are considered essential to the functionality of the software licensed, revenues are recognized over the period that such services will be performed using the percentage-of-completion method in accordance with SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Progress during the period in which services are performed is measured by the percentage of costs incurred to date to estimated total costs for each arrangement as this is the best measure of progress. Provisions for estimated losses on incomplete contracts are made in the period in which such losses are determined. For license arrangements in which the fee is not fixed or determinable, the license revenue is recognized as payments become due.

The Company's other service revenues are derived from recovery collections work, bankruptcy process management, legal account management, skip tracing, commercial printing activities, targeted loyalty programs, and customer relationship management services, such as call center activities for card activation, balance transfer requests, customer service and collection. The contract terms for these services are generally shorter in nature as compared with the Company's long-term processing contracts. Revenue is recognized on these other services as the services are performed either on a per unit or a fixed price basis. The Company uses the percentage-of-completion method of accounting for its fixed price contracts, and progress is measured by the percentage of costs incurred to date to estimated total costs for each arrangement. Provisions for estimated losses on incomplete contracts are made in the period in which such losses are determined.

CONTRACT ACQUISITION COSTS: The Company capitalizes contract acquisition costs related to signing or renewing long-term contracts. These costs, primarily consisting of cash payments for rights to provide processing services and internal conversion costs, are amortized using the straight-line method over the contract term beginning when the client's cardholder accounts are converted and producing revenues. All costs incurred prior to a signed agreement are expensed as incurred.

The amortization of contract acquisition costs associated with cash payments is included as a reduction of revenues in the Company's consolidated statements of income. The amortization of contract acquisition costs associated with conversion activity is recorded as other operating expenses in the Company's consolidated statements of income. The Company evaluates the carrying value of contract acquisition costs for impairment for each customer on the basis of whether these costs are fully recoverable from expected undiscounted net operating cash flows of the related contract. The determination of expected undiscounted net operating cash flows requires management to make estimates.

These costs may become impaired with the loss of a contract, the financial decline of a client, termination of conversion efforts after a contract is signed, diminished prospects for current clients or if the Company's actual results differ from its estimates of future cash flows.

SOFTWARE DEVELOPMENT COSTS: In accordance with Statement of Financial Accounting Standards No. 86, "Computer Software to be Sold, Leased or Otherwise Marketed," software development costs are capitalized once technological feasibility of the software product has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when the Company has completed a detailed program design and has determined that a product can be produced to meet its design specifications, including functions, features and technical performance requirements. Capitalization of costs ceases when the product is generally available to clients. The Company evaluates the unamortized capitalized costs of software development as compared to the net realizable value of the software product which is determined by expected undiscounted net operating cash flows. The amount by which the unamortized software development costs exceed the net realizable value is written off in the period that such determination is made. Software development costs are amortized using the greater of (1) the straight-line method over its estimated useful life, which ranges from three to ten years or (2) the ratio of current revenues to total anticipated revenue over its useful life.

The Company also develops software that is used internally. These software development costs are capitalized based upon Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Internal-use software development costs are capitalized once (1) preliminary project stage is completed, (2) management authorizes and commits to funding a computer software project, and (3) it is probable that the project will be completed, and the software will be used to perform the function intended. Costs incurred prior to meeting these qualifications are expensed as incurred. Capitalization of costs ceases when the project is substantially complete and ready for its intended use. Internal-use software development costs are amortized using an estimated useful life of three to five years. Software development costs may become impaired in situations where development efforts are abandoned due to the viability of the planned project becoming doubtful or due to technological obsolescence of the software product.

GOODWILL: Goodwill results from the excess of cost over the fair value of net assets of businesses acquired. In July 2001, the FASB issued Statement No. 141 (SFAS No. 141), "Business Combinations," and Statement No. 142 (SFAS No. 142), "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately.

SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement No. 144 (SFAS No. 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company adopted SFAS No. 142 on January 1, 2002.

TRANSACTION PROCESSING PROVISIONS: The Company has recorded estimates to accrue for contract contingencies (performance penalties) and processing errors. A significant number of the Company's contracts with large clients contain service level agreements which can result in TSYS incurring performance penalties if contractually required service levels are not met. When providing these accruals, the Company takes into consideration such factors as the prior history of performance penalties and processing errors incurred, actual contractual penalties inherent in the Company's contracts, progress towards milestones and known processing errors not covered by insurance.

These accruals are included in other current liabilities in the accompanying consolidated balance sheets. Increases and decreases in transaction processing provisions are charged to other operating expenses in the Company's consolidated statements of income, and payments or credits for performance penalties and processing errors are charged against the accrual.

IMPAIRMENT OF LONG-LIVED ASSETS AND INTANGIBLES: In accordance with SFAS No. 144, the Company reviews long-lived assets, such as property and equipment and intangibles subject to amortization, including contract acquisition costs and certain computer software, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted operating cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Related Party Transactions

The Company provides electronic payment processing and other services to its parent company, Synovus Financial Corp. (Synovus), and its affiliates, and to the Company's joint ventures, Vital and Total System Services de México, S.A. de C.V (TSYS de México). The services are performed under contracts that are similar to its contracts with other customers. The Company believes the terms and conditions of transactions between the Company and these related parties are comparable to those which could have been obtained in transactions with unaffiliated parties. The Company's margins with respect to related party transactions are comparable to margins recognized in transactions with unrelated third parties. The amounts related to these transactions are disclosed on the face of TSYS' consolidated financial statements.

At December 31, 2004, Columbus Bank and Trust Company (CB&T), a wholly owned subsidiary of Synovus, owned 159.6 million shares (81.1%) of TSYS' common stock.

Vital Restricted Units

In 2000, the Board of Directors of Vital approved a plan to allow its owners to set aside 2 million units of the 100 million units held by the owners to make awards to key management of Visa U.S.A. (Visa) and TSYS. In June 2000, TSYS awarded six of its key executives an aggregate of 800,000 Vital restricted stock units for their role in the development, growth and success of Vital. These awards were made to incent key executives to continue to grow and develop Vital. The units were to vest over a 36-month cliff-vesting schedule.

In connection with the termination of Vital's stock-based compensation plans, TSYS, with approval from the Compensation Committee, repurchased the Vital restricted units from the Company's six key executives in June 2003. The purchase price for the restricted shares of $3.85 per unit was based upon an independent, third-party valuation of Vital conducted as of May 31, 2003. The Company recognized compensation expense throughout the entire vesting period. Semiannually, the Company received an independent third-party valuation of Vital throughout the vesting period and adjusted compensation expense accordingly. Through December 2002, the Company recognized $3.0 million as compensation expense. After adjusting for the updated valuation in 2003, TSYS recognized $80,000 as compensation expense in 2003.

Lease Guarantee

To assist Vital in leasing its corporate facility, the Company and Visa are guarantors, jointly and severally, for the lease payments on Vital's Tempe, Arizona facility. The lease on the facility expires in July 2007. The total future minimum lease payments remaining at December 31, 2004 are $3.8 million. If Vital fails to perform its obligations with regard to the lease, TSYS and Visa would be required to perform in the same manner and to the same extent as is required by Vital.

Line of Credit

On June 30, 2003, TSYS obtained a $45.0 million long-term line of credit from a banking affiliate of

Synovus. The line is an automatic draw-down facility. The interest rate for the line of credit is the London Interbank Offered Rate (LIBOR) plus 150 basis points. In addition, there is a charge of 15 basis points on any funds unused. The line of credit is unsecured debt and includes covenants requiring the Company to maintain certain minimum financial ratios. At December 31, 2004 and 2003, TSYS did not have an outstanding balance on the line of credit and was in compliance with all covenants. As the LIBOR rate changes, TSYS will be subject to interest rate risk.

In addition, TSYS maintains another unsecured credit agreement with CB&T. The credit agreement has a maximum available principal balance of $5.0 million, with interest at prime. TSYS did not use the credit facility during 2004, 2003 or 2002.

Acquisitions

Upon the recommendation of a special committee of TSYS directors on October 15, 2002, the Board of Directors of TSYS approved the purchase of ProCard, Inc. (ProCard) from Synovus for $30.0 million in cash. ProCard is a provider of software and Internet tools designed to assist organizations with the management of purchasing, travel and fleet card programs. ProCard's software solutions have been integrated into TSYS' processing solutions and TSYS has determined that it will integrate ProCard with E-Business Services (EBS). The combined division will maintain operations in Columbus, Georgia and Golden, Colorado.

On November 1, 2002, TSYS completed the ProCard acquisition. Because the acquisition of ProCard was a transaction between entities under common control, the Company has reflected the acquisition at historical cost in accordance with SFAS No. 141. In accordance with the provisions of SFAS No. 141, TSYS restated its consolidated financial statements for periods prior to TSYS' acquisition of ProCard that Synovus controlled both ProCard and TSYS to include the financial position, results of operations and cash flows of ProCard since May 2000.

Effective January 1, 2002, TSYS acquired TSYS Total Debt Management, Inc. (TDM) from Synovus in exchange for approximately 2.2 million newly issued shares of TSYS' common stock with a market value of $43.5 million at the date of acquisition. TDM operates as a separate, wholly owned subsidiary of TSYS. Prior to the acquisition, TDM operated as a wholly owned subsidiary of Synovus, providing third-party collection services. Because the acquisition of TDM was a transaction between entities under common control, the Company has reflected the acquisition at historical cost in accordance with SFAS No. 141 and has reflected the results of operations of TDM in the Company's consolidated financial statements beginning January 1, 2002. The Company did not restate periods prior to 2002 because such restatement was not significant. Refer to Note 12 in the consolidated financial statements for more information on TSYS acquisitions.

Balance Sheets

TSYS maintains deposit accounts with CB&T and other Synovus affiliates, the majority of which earn interest and on which TSYS receives market rates of interest. Included in cash and cash equivalents are deposit balances with Synovus affiliates of $175.3 million and $80.8 million at December 31, 2004 and 2003, respectively.

The Company maintains restricted cash balances on deposit with CB&T and other Synovus affiliates. The restricted cash balances relate to cash collected on behalf of clients which are held in escrow. At December 31, 2004 and 2003, the Company had restricted cash balances of $5.7 million and $7.6 million, respectively, on deposit with Synovus affiliates.

At December 31, 2004 and 2003, TSYS had dividends payable of $6.4 million and $3.2 million, respectively, associated with related parties.

Through its related party transactions, TSYS generates accounts receivable and liability accounts with Synovus, CB&T and other Synovus affiliates, Vital and TSYS de México. At December 31, 2004 and 2003, the Company had accounts receivable balances of $0.9 million and $1.1 million, respectively, associated with related parties. At December 31, 2004 and 2003, the Company had accounts payable balances of $0.3 million and $1.0 million, respectively, associated with related parties. At December 31, 2004 and 2003, the Company had an accrued current liability to related parties of $0.2 million and $0.1 million, respectively.

Statements of Income

The Company provides electronic payment processing services and other services for Synovus, CB&T and other Synovus affiliates, as well as the Company's equity method joint ventures, TSYS de México and Vital.

The table below summarizes revenues derived from affiliated companies for the years ended December 31, 2004, 2003 and 2002. Refer to Note 2 in the consolidated financial statements for more information on transactions with affiliated parties.

(in thousands)	2004	2003	2002
Electronic payment processing services	**$18,705**	18,730	19,075
Other services	**6,219**	6,421	6,563
Reimbursable items	**9,617**	9,002	9,929

The Company and Synovus and its affiliates are parties to various agreements to provide certain services between one another. The table below summarizes expenses associated with affiliated companies for the years ended December 31, 2004, 2003 and 2002 by expense category. Refer to Note 2 in the consolidated financial statements for more information on transactions with affiliated parties.

(in thousands)	2004	2003	2002
Salaries and other personnel expense	**$ 787**	576	525
Net occupancy and equipment expense	**(709)**	(405)	(199)
Other operating expenses	**8,906**	8,900	9,462

Nonoperating Income

The following table details the amount of interest the Company earned from related parties and the amount of interest expense the Company paid to related parties.

(in thousands)	2004	2003	2002
Interest income from Synovus affiliate banks	**$967**	582	1,082
Interest expense paid to Synovus affiliate banks	—	29	—

Cash Flow

TSYS paid cash dividends to CB&T in the amount of approximately $19.2 million, $12.0 million and $10.3 million in 2004, 2003 and 2002, respectively. TSYS received cash dividends from its equity method joint ventures of approximately $35.9 million, $5.3 million and $17.9 million in 2004, 2003 and 2002, respectively.

Stock Options

Certain officers of TSYS and other TSYS employees participate in the Synovus Incentive Plans. Nonqualified options to acquire Synovus common stock were granted in 2004, 2003 and 2002 as follows:

(in thousands, except per share data)	2004	2003	2002
Number of shares under options	**710**	426	151
Weighted average exercise price	**$26.00**	18.91	26.56

These stock options were granted with an exercise price equal to the fair market value of Synovus common stock at the date of grant. The options vest over two to three years and expire eight to ten years from date of grant.

The Company believes the terms and conditions of the transactions described above between TSYS, CB&T, Synovus and other affiliated companies are comparable to those which could have been obtained in transactions with unaffiliated parties. No significant changes have been made to the method of establishing terms with the affiliated companies during the periods presented.

Off-Balance Sheet Arrangements

OPERATING LEASES: As a method of funding its operations, TSYS employs noncancelable operating leases for computer equipment, software and facilities. These leases allow the Company to provide the latest technology while avoiding the risk of ownership. Neither the assets nor obligations related to these leases are included on the balance sheet. Refer to Note 9 in the consolidated financial statements for further information on operating lease commitments. One of the Company's most significant leases was its synthetic lease for its corporate campus.

SYNTHETIC LEASE: In 1997, the Company entered into an operating lease agreement with a special purpose entity (SPE) for the Company's corporate campus. The business purpose of the SPE was to provide a means of financing the Company's corporate campus. The assets and liabilities of the SPE consisted solely of the cost of the building and loans from a consortium of banks.

In 2002, the Company extended its operating lease agreement with the SPE for the Company's corporate campus for one year. On June 30, 2003, the Company terminated the operating lease agreement and purchased the corporate campus for $93.5 million with a combination of $73.3 million in cash and funds from a long-term line of credit through a banking affiliate of

Synovus, which is discussed in the Related Party Transactions on page 30.

At December 31, 2004 and 2003, the Company did not have any synthetic lease agreements.

Recent Accounting Pronouncements

In November 2004, FASB issued Statement No. 151 (SFAS No. 151), "Inventory Costs, an Amendment of ARB No. 43, Chapter 4." SFAS No. 151 amends the guidance in Accounting Research Bulletin No. 43 (ARB No. 43), Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall be effective for years beginning after June 15, 2005 and shall be applied prospectively. The Company does not expect the impact of SFAS No. 151 on its financial position, results of operations or cash flows to be material.

In December 2004, FASB issued Statement No. 153 (SFAS No. 153), "Exchanges of Nonmonetary Assets an Amendment of APB Opinion No. 29." SFAS No. 153 amends the guidance in APB Opinion No. 29 (APB No. 29) to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 151 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and shall be applied prospectively. The Company does not expect the impact of SFAS No. 153 on its financial position, results of operations and cash flows to be material.

In December 2004, FASB issued Statement No. 123 (revised) (SFAS 123R), "Share-Based Payment." SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award.

This Statement applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after that date. Compensation cost will be recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement No. 123 for either recognition or pro forma disclosures. The Statement is effective for the first interim or annual period that begins after June 15, 2005. The Company has concluded that SFAS No. 123R will have a negative impact on the Company's financial position and results of operations. The Company expects that the impact of expensing existing stock options, as well as the impact of any anticipated stock option grants and restricted stock awards to be approximately $0.02 per share in 2005. The Company does not expect the impact of SFAS No. 123R to have a material impact on the Company's cash flows or liquidity.

The following table sets forth certain revenue and expense items as a percentage of total revenues and the percentage increase or decrease in those items from the table of Selected Financial Data presented on page 25:

	Percentage of Total Revenues Years Ended December 31,			Percentage Change in Dollar Amounts	
	2004	2003	2002	**2004 vs 2003**	2003 vs 2002
Revenues:					
Electronic payment processing services	**66.2%**	67.2	64.7	**11.0%**	14.6%
Other services	**14.4**	11.4	11.1	**41.8**	13.6
Revenues before reimbursable items	**80.6**	78.6	75.8	**15.5**	14.4
Reimbursable items	**19.4**	21.4	24.2	**2.3**	(2.6)
Total revenues	**100.0**	100.0	100.0	**12.7**	10.3
Expenses:					
Salaries and other personnel expense	**30.5**	31.0	31.4	**10.7**	8.8
Net occupancy and equipment expense	**20.2**	19.5	18.3	**16.2**	17.7
Other operating expenses	**12.9**	10.0	9.6	**45.9**	15.5
Expenses before reimbursable items	**63.6**	60.5	59.3	**18.3**	12.6
Reimbursable items	**19.4**	21.4	24.2	**2.3**	(2.6)
Total operating expenses	**83.0**	81.9	83.5	**14.1**	8.2
Operating income	**17.0**	18.1	16.5	**6.1**	20.9
Nonoperating income	**0.2**	0.4	0.6	**(45.2)**	(32.5)
Income before income taxes, minority interest and equity in income of joint ventures	**17.2**	18.5	17.1	**5.1**	19.0
Income taxes	**6.5**	6.8	6.1	**8.9**	22.4
Minority interest in subsidiary's net income	**(0.0)**	(0.0)	(0.0)	**(23.4)**	nm
Equity in income of joint ventures	**2.0**	1.7	2.2	**33.3**	(13.5)
Net income	**12.7%**	13.4	13.2	**6.8**	12.1

nm = not meaningful

Results of Operations

Revenues

Total revenues increased 12.7%, or $133.5 million, for the year ended December 31, 2004, compared to the year ended December 31, 2003, which increased 10.3%, or $98.3 million, compared to the year ended December 31, 2002. The increases in revenues for 2004 and 2003 include increases of $11.7 million and $6.4 million, respectively, related to the effects of currency translation of its foreign-based subsidiaries and branches. Excluding reimbursable items, revenues increased 15.5%, or $128.3 million, for the year ended December 31, 2004, compared to the year ended December 31, 2003, which increased 14.4%, or $104.3 million, compared to the year ended December 31, 2002.

International Revenue

TSYS provides services to its clients worldwide. Total revenues from clients domiciled outside the United States for the years ended December 31, 2004, 2003 and 2002, respectively, are summarized below:

				Percent Increase	
(in millions)	**2004**	2003	2002	**2004 vs 2003**	2003 vs 2002
Europe	**$101.6**	68.6	54.6	**48.1%**	25.6%
Canada	**83.2**	75.9	42.8	**9.6**	77.5
Japan	**14.0**	12.1	10.3	**16.0**	16.6
Mexico	**11.2**	31.4	29.2	**(64.2)**	7.5
Other	**3.7**	2.5	2.2	**51.1**	14.2
Totals	**$213.7**	190.5	139.1	**12.3**	36.9

Accounts on File (AOF) Information *(in millions)*

	2004	2003	2002	Percent Change 2004 vs. 2003	Percent Change 2003 vs. 2002
At December 31,	**357.6**	273.9	245.9	**30.5%**	11.4%
YTD Average	**303.1**	262.6	232.1	**15.4**	13.1

AOF by Portfolio Type

At December 31,	2004	%	2003	%	2002	%	Percent Change 2004 vs. 2003	Percent Change 2003 vs. 2002
Consumer	**203.3**	**56.9%**	143.5	52.4%	137.0	55.6%	**41.7%**	4.5%
Retail	**93.6**	**26.2**	85.5	31.2	77.3	31.4	**9.4**	10.7
Commercial	**25.6**	**7.2**	21.5	7.9	19.8	8.1	**19.0**	8.4
Govt Services	**16.3**	**4.6**	13.8	5.0	5.5	2.3	**18.2**	148.5
Stored Value	**11.9**	**3.3**	3.5	1.3	1.1	0.5	**238.1**	212.4
Debit	**6.9**	**1.8**	6.1	2.2	5.2	2.1	**13.3**	18.3
Total	**357.6**	**100.0%**	273.9	100.0%	245.9	100.0%	**30.5**	11.4

AOF by Geographic Area

At December 31,	2004	%	2003	%	2002	%	Percent Change 2004 vs. 2003	Percent Change 2003 vs. 2002
Domestic	**308.2**	**86.2%**	229.8	83.9%	215.4	87.6%	**34.1%**	6.7%
International	**49.4**	**13.8**	44.1	16.1	30.5	12.4	**12.0**	44.8
Total	**357.6**	**100.0%**	273.9	100.0%	245.9	100.0%	**30.5**	11.4

Note: The accounts on file distinction between domestic and international is based on the geographic domicile of processing clients.

Activity in AOF

	2003 to 2004	2002 to 2003	2001 to 2002
Beginning balance:	**273.9**	245.9	218.5
Internal growth of existing clients	**36.9**	25.1	22.9
New clients	**49.1**	19.9	13.2
Purges/Sales	**(1.1)**	(13.2)	(8.7)
Deconversions	**(1.2)**	(3.8)	—
Ending balance:	**357.6**	273.9	245.9

Total revenues from clients based in Europe was $101.6 million for 2004, a 48.1% increase over the $68.6 million in 2003, which was a 25.6% increase over the $54.6 million in 2002. The growth in revenues in 2004 from clients based in Europe was a result of the growth of existing clients, the conversion of new accounts, the effect of currency translation and the increased use of value added products and services by clients in Europe.

Total revenues from clients based in Mexico was $11.2 million for 2004, a 64.2% decrease over the $31.4 million in 2003, which was a 7.5% increase over the $29.2 million in 2002. During 2003, the Company's largest client in Mexico notified TSYS that the client would be utilizing its internal global platform and deconverted in the fourth quarter of 2003. This client represented approximately 70% of TSYS' revenues from Mexico. Another Mexican client notified the Company of its intentions to utilize its internal global platform and deconverted in mid-2004. This client represented approximately 21% of TSYS' revenues from Mexico prior to the deconversions. As a result, management expects electronic payment processing revenues for 2005 from Mexico will decrease when compared to electronic payment processing revenues from Mexico for 2004.

Value Added Products and Services

The Company's revenues are impacted by the use of optional value added products and services of TSYS' processing systems. Value added products and services are optional features to which each client can choose to subscribe in order to potentially increase the financial performance of its portfolio. Value added products and services include: risk management tools and techniques, such as credit evaluation, fraud detection and prevention, and behavior analysis tools; and revenue enhancement tools and customer retention programs, such as loyalty programs and bonus rewards. These revenues can increase or decrease over time as clients subscribe to or cancel these services. Value added products and services are included mainly in electronic payment processing services revenue.

For the years ended December 31, 2004, 2003 and 2002, value added products and services represented 13.8%, 14.1% and 12.7% of total revenues, respectively. Revenues from these products and services, which include some reimbursable items paid to third-party vendors, increased 10.8%, or $16.0 million, for 2004 compared to 2003, and increased 22.1%, or $26.8 million, for 2003 compared to 2002.

Major Customers

A significant amount of the Company's revenues is derived from long-term contracts with large clients, including certain major customers. On January 25, 2005, the Company announced that it had extended its agreement with one of its major customers, Bank of America, for an additional five years through 2014. The expanded relationship covers all Visa and MasterCard consumer and commercial card accounts issued by Bank of America, as well as the recently acquired portfolio of FleetBoston. Bank of America accounted for approximately 18.5%, 18.2% and 18.6% of total revenues for the years ended December 31, 2004, 2003 and 2002, respectively. The loss of Bank of America, or any other major or significant client, could have a material adverse effect on the Company's financial position, results of operations and cash flows.

The Company has a long-term processing relationship with Providian Financial Corporation (Providian), one of the largest bankcard issuers in the nation, until 2011. Providian accounted for approximately 8.0%, 10.4% and 13.3% of total revenues for the years ended December 31, 2004, 2003 and 2002, respectively. The decrease in revenues from Providian is the result of a change in the types of services the Company offers to Providian, such as statements and card personalization, as well as the decrease in the number of accounts processed. The loss of Providian, or any other major or significant client, could have a material adverse effect on the Company's financial position, results of operations and cash flows.

The Company works to maintain a large and diverse customer base across various industries. In addition to its two major customers, the Company has other large clients representing a significant portion of its total revenues. The loss of any one of the Company's large clients could have a material adverse effect on the Company's financial position, results of operations and cash flows.

Electronic Payment Processing Services

Electronic payment processing revenues are generated primarily from charges based on the number of accounts on file, transactions and authorizations processed, statements mailed, credit cards embossed and mailed, and other processing services for cardholder accounts on file. Cardholder accounts on file include active and inactive consumer credit, retail, debit, stored value and commercial card accounts. Due to the number of cardholder accounts processed by TSYS and the expanding use of cards, as well as increases in the scope of services offered to clients, revenues relating to electronic payment processing services have continued to grow.

Electronic payment processing services revenues increased 11.0%, or $77.9 million, for the year ended December 31, 2004, compared to the year ended December 31, 2003, which increased 14.6%, or $89.9 million, compared to the year ended December 31, 2002.


ELECTRONIC PAYMENT PROCESSING
SERVICES REVENUES
(in millions)
$511.7
$572.4
$617.9
$707.8
$785.7
2000
2001
2002
2003
2004

On March 3, 2003, the Company announced that Bank One had selected TSYS to upgrade its credit card processing. Under the long-term software licensing and services agreement, TSYS is to provide electronic payment processing services to Bank One's credit card accounts for at least two years starting in 2004 (excluding statement and card production services). Following the provisions of processing service, TSYS is to license a modified version of its TS2 consumer and commercial software to Bank One under a perpetual license with a six-year payment term. This agreement has been superseded by the agreement with JPMorgan Chase & Co. (Chase) described below. The Company used the percentage-of-completion accounting method for its agreement with Bank One and recognized revenues in proportion to costs incurred. TSYS' revenues from Bank One were less than 10% of total revenues in 2004 and 2003, respectively.

On January 20, 2004, Circuit City Stores, Inc. (Circuit City) announced an agreement to sell its private-label credit card business to Bank One. TSYS has a long-term agreement with Circuit City until April 2006. On

July 1, 2004, Bank One and Chase merged under the name Chase.

On October 13, 2004, TSYS finalized a definitive agreement with Chase to service the combined card portfolios of Chase Card Services and to upgrade its card-processing technology. The agreement extends a relationship that started with TSYS and the former Bank One Corp. in March 2003. Pursuant to the revised agreement, the first phase of the project was executed successfully, and Bank One's remaining accounts were converted to the modified TS2 processing platform during the fourth quarter of 2004, according to the project's original schedule. Chase is expected to convert its consumer and commercial accounts to modified TS2 in the second half of 2005, after which TSYS expects to maintain the card-processing functions of Chase Card Services for at least two years. Chase Card Services then has the option to either extend the processing agreement for up to five additional two-year periods or migrate the portfolio in-house, under a perpetual license of a modified version of TS2 with a six-year payment term.

As a result of the new agreement with Chase, TSYS discontinued its use of the percentage-of-completion accounting method for the original agreement with Bank One. The revised agreement will be accounted for in accordance with EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," and other applicable guidance.

TSYS expects that the 2005 earnings per share (EPS) impact of the agreement will be $0.05-$0.06 and the 2006 impact will be $0.06-$0.07. Beyond 2006, the annual EPS impact of the agreement will depend upon Chase Card Services' decision to continue the processing agreement or to exercise its option to license the software.

In October 2003, Circuit City announced that it had sold its Visa and MasterCard portfolio, which includes credit card receivables and related cash reserves to FleetBoston. On March 31, 2004, Bank of America acquired FleetBoston.

In July 2003, Sears and Citigroup announced an agreement for the sale by Sears to Citigroup of the Sears credit card and financial services businesses. Sears and Citigroup are both clients of TSYS, and TSYS considers its relationships with both companies to be very positive. TSYS and Sears are parties to a 10-year agreement, which was renewed in January of 2000, under which TSYS provides transaction processing for more than 86.0 million Sears accounts. During the year ended December 31, 2004, TSYS' revenues from the agreement with Sears represented less than 10% of TSYS' consolidated revenues. The agreement includes provisions for termination for convenience prior to its expiration upon the payment of a termination fee. The agreement with Sears also grants to Sears the one-time right to market test TSYS' pricing and functionality after May 1, 2004. Potential results of such market test, in which TSYS would be a participant, include continuation of the processing agreement under its existing terms, continuation of the processing agreement under mutually agreed modified terms, or termination of the processing agreement after May 1, 2006 without a termination fee. The impact of the transaction between Sears and Citigroup on the financial position, results of operations and cash flows of TSYS cannot be determined at this time.

Revenues associated with ProCard are included in electronic payment processing services. These services include providing customized, Internet, Intranet and client/server software solutions for commercial card management programs. Revenues from these services increased 11.3% to $24.7 million in 2004, compared to $22.2 million in 2003, which increased 23.0% compared to $18.0 million in 2002.

On August 2, 2004, TSYS completed the acquisition of Clarity Payment Solutions, Inc. (Clarity) for $53.0 million in cash and had direct acquisition costs in the amount of $515,000. Clarity was renamed TSYS Prepaid, Inc. (TSYS Prepaid). The Company is in the process of finalizing the purchase price allocation and has preliminarily allocated approximately $40.9 million to goodwill, approximately $10.9 million to other intangibles and the remaining amount to the assets and liabilities acquired. Of the $10.9 million intangibles, the Company has allocated $8.5 million to computer software and the remaining amount to other intangible assets. TSYS Prepaid is a leading provider of prepaid card solutions that utilize the Visa, MasterCard, EFT and ATM networks for Fortune 500 companies as well as domestic and international financial institutions. TSYS is planning to merge its existing prepaid solution with that of TSYS Prepaid's solution. The Company believes the acquisition of TSYS Prepaid enhances TSYS' processing services by adding enhanced functionality and distinct value differentiation for TSYS and its clients. TSYS Prepaid operates as a separate, wholly owned subsidiary of TSYS. For the year ended December 31, 2004, TSYS' revenues include $8.2 million related to revenues from TSYS Prepaid and are included in electronic payment processing services.

Other Services

Revenues associated with TSYS' wholly owned subsidiaries, Columbus Depot Equipment Company (CDEC), Columbus Productions, Inc. (CPI), TSYS Total Debt Management, Inc. (TDM) and Enhancement Services Corporation (ESC) are included in other service revenues. These services include mail and correspondence processing services, teleservicing, data documentation capabilities, offset printing, client service, collections and account solicitation services. CDEC provides TSYS clients with an option to lease certain equipment necessary for online communications and for the use of TSYS applications. CPI provides full-service commercial printing services to TSYS clients and others. TDM provides recovery collections work, bankruptcy process management, legal account management and skip tracing. ESC provides targeted loyalty consulting, as well as travel, gift card and merchandise reward programs to more than 40 national and regional financial institutions in the United States.

On April 28, 2003, TSYS completed the acquisition of ESC for $36.0 million in cash. The Company believes the acquisition of ESC enhances TSYS' processing services by adding distinct value differentiation for TSYS and its clients. For the year ended December 31, 2004, TSYS' revenues include $21.5 million related to ESC's revenues and are included in other services, compared to $11.9 million for 2003.

In September 2003, TDM entered into a new debt collection services agreement resulting in TDM recognizing revenues of approximately $40.8 million and $14.1 million in 2004 and 2003, respectively. The revenues from this agreement are expected to continue in 2005.

Revenues from other services increased $50.4 million, or 41.8%, in 2004, compared to 2003. In 2003, revenues from other services increased $14.4 million, or 13.6%, compared to 2002. Other services revenues increased primarily as a result of increased debt collection services performed by TDM and the revenues associated with ESC.

Reimbursable Items

As a result of the FASB's Emerging Issues Task Force 01-14 (EITF 01-14), formerly known as Staff Announcement Topic D-103, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred," the Company has included reimbursements received for out-of-pocket expenses as revenue and expense. The largest reimbursement expense for which TSYS is reimbursed by clients is postage. Reimbursable items increased $5.2 million, or 2.3%, in 2004, as compared to 2003. Reimbursable items decreased $6.0 million, or 2.6%, in 2003, as compared to 2002.

Operating Expenses

As a percentage of revenues, operating expenses increased in 2004 to 83.0%, compared to 81.9% and 83.5% for 2003 and 2002, respectively. The increase in expenses for the years ended December 31, 2004 and 2003, include an increase of $10.9 million and $5.5 million related to the effects of currency translation of the Company's foreign based subsidiaries and branches. Operating expenses increased in 2004 as compared to 2003 primarily due to the increase in costs associated with TDM's debt collection arrangement, increased performance-based incentive benefit accruals and the write-off of the Company's double-byte software development project. The principal decreases in operating expenses as a percentage of revenue in 2003 as compared to 2002 resulted from a concerted emphasis on expense control, a focus on improved processes, lower provisions for transaction processing accruals and a reduction in reimbursable items. Operating expenses were $984.8 million in 2004, compared to $862.9 million in 2003 and $797.5 million in 2002.

Salaries and other personnel expense increased 10.7% in 2004 over 2003, compared to 8.8% in 2003 over 2002. A significant portion of TSYS' operating expenses relates to salaries and other personnel costs. During 2004, the average number of employees increased to 5,594 compared to 5,494 in 2003 and 5,267 in 2002. The majority of the increase in the number of employees in 2004 as compared to 2003 is a result of the acquisition of TSYS Prepaid offset by the workforce reduction announced in February 2004. The majority of the increase in the number of employees for 2003 compared to 2002 related to the acquisition of ESC and the opening of a programming center in Boise, Idaho. The change in total employment costs consists of increases of $16.3 million, $16.1 million and $53.1 million in 2004, 2003 and 2002, respectively, associated with the growth in the number of employees, normal salary increases and related employee benefits. These increases were net of $14.0 million, $32.6 million and $42.9 million in 2004, 2003 and 2002, respectively, invested in software development and contract acquisition costs. The growth in employment expenses is also impacted by the accrual for performance-based incentives. For the years ended December 31, 2004, 2003 and 2002, the Company had accrued $22.5 million, $8.4 million and $17.4 million, respectively, of performance-based incentives.

Net occupancy and equipment expense increased 16.2% in 2004 over 2003, compared to 17.7% in 2003 over 2002. Depreciation and amortization expense increased $3.9 million, or 5.2%, to $80.0 million for the year ended December 31, 2004, compared to $76.1 million for the year ended December 31, 2003, which increased $17.8 million, or 30.6%, from $58.3 million for the year ended December 31, 2002. Amortization expense of licensed computer software decreased by $3.4 million or 8.4% in 2004 over 2003. Amortization expense of licensed computer software increased by $10.9 million in 2003 compared to 2002, as the Company expanded its processing capacity. The Company has certain license agreements requiring increased license fees based upon achieving certain thresholds of processing capacity. Amortization expense of developed software increased $815,000 for the year ended December 31, 2004, as compared to the prior period in 2003, as a result of developed software placed in service in 2003. The increase was offset by some of the Company's developed software becoming fully amortized in 2004. Amortization expense of developed software in 2003 compared to 2002, increased $5.3 million as a result of developed software placed in service during 2002.

During 2004, the Company decided to change its approach for entry into the Asia-Pacific market. As a result, the Company recognized a $10.1 million charge to net occupancy and equipment expense for the write-off of the double-byte software development project. The $10.1 million impairment charge is reflected in the domestic-based services segment.

TSYS' equipment and software needs are fulfilled primarily through operating leases and software licensing arrangements. Equipment and software rental expense was $88.7 million for the year ended December 31, 2004, an increase of $2.8 million, or 3.5%, compared to $85.9 million for the year ended December 31, 2003, an increase of $11.1 million, or 14.6%, compared to $74.8 million for the year ended December 31, 2002. TSYS' equipment and software rentals increased in 2004 due to expanding processing capacity and transition costs associated with the opening of its new data centre in Europe. TSYS' equipment and software rentals increased in 2003 as a result of expanding processing capacity and converting clients to TS2.

In July 2003, the Company announced plans to build a state-of-the-art data centre in Knaresborough, England to accommodate future client growth and to prepare for its corporate expansion throughout Europe. In October 2004, the Company announced the completion of its 53,000 square-foot data centre. The centre replaced the Company's leased data centre in Harrogate, England.

Other operating expenses increased 45.9% in 2004 compared to 2003, and increased 15.5% in 2003 compared to 2002. Other operating expenses were impacted by the court costs associated with a new debt collection arrangement entered into by TDM, amortization of contract acquisition costs and the provision for transaction processing accruals. As a result of a new debt-collection agreement with an existing client in 2003, the Company recognized approximately $33.9 million and $12.4 million of court costs and attorney commissions in operating expense for the years ended December 31, 2004 and 2003, respectively, some of which it expects to recover in future periods. Amortization of contract acquisition costs associated with conversions was $11.2 million, $7.7 million and $3.5 million in 2004, 2003 and 2002, respectively.

Other operating expenses also include charges for processing errors, contractual commitments and bad debt expense. Management's evaluation of the adequacy of its transaction processing reserves and allowance for doubtful accounts is based on a formal analysis which assesses the probability of losses related to contractual contingencies, processing errors and uncollectible accounts. Increases and decreases in transaction processing provisions and charges for bad debt expense are reflected in other operating expenses.

For 2004, 2003 and 2002, transaction processing provisions were $9.9 million, $3.4 million and $6.5 million, respectively. For the years ended December 31, 2004 and 2003, the Company had recoveries of bad debt expense of $1.1 million and $1.0 million, respectively, and for the year ended December 31, 2002, the Company had provisions for bad debt expense of $2.7 million.

Operating Income

Operating income increased 6.1% to $202.2 million in 2004, compared to $190.6 million in 2003, which was an increase of 20.9% over 2002 operating income of $157.7 million. The operating income margin decreased to 17.0% in 2004, compared to 18.1% and 16.5% in 2003 and 2002, respectively. The decrease in operating income margin in 2004 was primarily as a result of the impact of the debt collection agreement by TDM signed in September 2003, the impairment charge for the double-byte project, increases in the accrual for performance-based incentive benefits, and the decrease in revenues from clients in Mexico. The increase in operating income margin in 2003 was the result of the Company's continued commitment to contain the growth in operating expenses below the growth rate in revenues as well as other factors described above.

Management believes that reimbursable items distort operating profit margin as defined by generally accepted accounting principles. Management evaluates the Company's operating performance based upon operating margin excluding reimbursable items. Management believes that operating profit margin excluding reimbursable items is more useful because reimbursable items do not impact profitability as the Company receives reimbursement for certain expenses incurred on behalf of its clients.

Excluding reimbursable items, the Company's operating profit margin for the year ended December 31, 2004 was 21.1%, compared to 23.0% and 21.8% for the years ended December 31, 2003 and 2002, respectively. Below is the reconciliation between reported operating margin and adjusted operating margin excluding reimbursable items for the years ended December 31, 2004, 2003 and 2002:

(in thousands)	**2004**	2003	2002
Operating income[(a)]	**$ 202,214**	190,579	157,672
Total revenues[(b)]	**$1,187,008**	1,053,466	955,133
Operating margin (as reported)[(a)/(b)]	**17.0%**	18.1%	16.5%
Revenue before reimbursable items[(c)]	**$ 956,619**	828,301	723,963
Adjusted operating margin[(a)/(c)]	**21.1%**	23.0%	21.8%

Nonoperating Income

Nonoperating income consists of interest income, interest expense and gains and losses on currency translations. Nonoperating income decreased in 2004, as compared to 2003, primarily due to changes in foreign currency translation gains and interest expense associated with software license obligations. Nonoperating income decreased in 2003 from 2002 primarily due to changes in foreign currency translation gains. Interest income for 2004 was $2.9 million, a 1.1% decrease compared to $2.9 million in 2003, which was a 9.5% increase compared to $2.6 million in 2002. The variation in interest income is primarily attributable to the fluctuations in the cash available for investment and lower short-term interest rates.

In July 2002, the Company restructured $12.6 million of its permanent financing of its UK operation as an intercompany loan. The financing requires the unit to repay the financing in US dollars. The functional currency of the European operations is the British Pound Sterling (BPS). As the Company translates the European financial statements into US dollars, the translated balance of the financing (liability) is adjusted upward or downward to match the US-dollar obligation (receivable) on the parent's financial statement. The upward or downward adjustment is recorded as a gain or loss on foreign currency translation in the Company's statements of income. As a result of the restructuring, the Company recorded a foreign currency translation loss on the Company's financing with its European operations for the year ended December 31, 2003 of $13,800, compared to a foreign currency translation gain of $1.9 million for the year ended December 31, 2002, respectively. During the third quarter of 2003, the European operations repaid the remaining balance of the financing.

The Company also records foreign currency translation adjustments associated with other balance sheet accounts. The Company maintains several cash accounts denominated in foreign currencies, primarily in Euros and BPS. As the Company translates the foreign-denominated cash balances into US dollars, the translated cash balance is adjusted upward or downward depending upon the foreign currency exchange movements. The upward or downward adjustment is recorded as a gain or loss on foreign currency translation in the Company's statements of income. As those cash accounts have increased, the upward or downward adjustments have increased. The majority of the translation gain of $162,000 for the year ended December 31, 2004 relates to the translation of cash accounts.

During 2003, in anticipation of future capital expenditures in Europe, the Company contributed its BPS cash accounts as additional equity in its European operations. The funds were primarily used by the European operation to pay for the building of the new data centre in Europe. The balance of the Company's foreign-denominated cash accounts subject to risk of translation gains or losses at December 31, 2004 was approximately $17.4 million, the majority of which is denominated in BPS.

Income Taxes

Income tax expense was $77.2 million, $70.9 million and $57.9 million in 2004, 2003 and 2002, respectively, representing effective income tax rates of 34.2%, 33.6% and 31.7%, respectively. The calculation of the effective tax rate includes minority interest in consolidated subsidiary's net income and equity in income of the joint venture of Vital in pretax income. TSYS' increase in its effective income tax rate for 2004 was primarily due to the result of changes in tax credits expected to be realized and reduction in foreign tax credits.

Equity in Income of Joint Ventures

TSYS' share of income from its equity in joint ventures was $23.7 million, $17.8 million and $20.6 million for 2004, 2003 and 2002, respectively. The increase in 2004 was primarily the result of improvements in Vital's operating results from increased volumes. The decrease in 2003 is primarily attributable to the decrease in Vital's operating results as a result of pricing concessions and charges associated with an executive's retirement and termination of Vital's stock-based compensation plans.

Vital Processing Services L.L.C.

The Company has a joint venture with Visa U.S.A. and records its 50% ownership in the joint venture using the equity method of accounting. Prior to forming the joint venture, TSYS performed back-end merchant processing services for its clients. In 1996, the Company formed Vital with Visa U.S.A. in order to expand its merchant processing business. TSYS remains involved in the daily processing of Vital's merchant clients, and within TSYS' operating expenses are expenses related to merchant processing. In the ordinary course of business, TSYS, which owns the merchant back-end processing software used by Vital, provides processing services to Vital. For 2004, TSYS generated $21.9 million of revenue from Vital, compared to $22.1 million and $23.6 million in 2003 and 2002, respectively. Refer to Note 2 in the consolidated financial statements for more information on related party transactions.

During 2004, the Company's equity in income of joint ventures related to Vital was $22.0 million, a 32.0% increase, or $5.3 million, compared to $16.7 million in 2003, which was a 15.6% decrease, or $3.1 million compared to $19.8 million in 2002. The increase in Vital's net income was primarily the result of growth in transaction volumes and decreased per transaction expense resulting from newly negotiated contracts with third party service providers. Another contributing factor for Vital's increase in net income was a decrease in non-recurring personnel and impairment charges from 2003. The decrease in Vital's net income in 2003 was primarily the result of higher salaries and other personnel related expenses due to an executive retirement, termination of a stock option plan and charges to record the impairment of certain software and investment assets.

Vital is the second largest processor of merchant accounts in the United States, serving more than one million merchant locations, and is a leader in providing integrated end-to-end electronic transaction processing services primarily to large financial institutions and other merchant acquirers. Vital processes all payment forms including credit, debit, electronic benefits transfer and check truncation for merchants of all sizes across a wide array of retail market segments. Vital's unbundled products and services include: authorization and capture of electronic transactions; clearing and settlement of electronic transactions; information reporting services related to electronic transactions; merchant billing services; and point of sale terminal sales and service. Revenues generated by these activities depend upon a number of factors, such as demand for and price of Vital's services, the technological competitiveness of its product offerings, Vital's reputation for providing timely and reliable service, competition within the industry and general economic conditions. Vital's products and services are marketed to merchant acquirers through a direct sales force which concentrates on developing long-term relationships with existing and prospective clients.

Refer to Note 5 in the consolidated financial statements for condensed consolidated financial information for Vital.

Processing contracts with large clients, representing a significant portion of Vital's total revenues, generally provide for discounts on certain services based on the volume of transactions processed by the client. Transaction volumes are influenced by both the number and type of merchants. The growth or loss of merchants impacts the results of operations from period to period. Operating results may also be significantly impacted by a customer selling all or a portion of its merchant acquiring business. Consolidation among financial institutions has resulted in an increasingly concentrated client base, which results in a high concentration of revenues being derived from a small number of customers.

Revenues for Vital increased $26.8 million, or 10.5%, in 2004, compared to 2003. In 2003, revenues increased $6.9 million, or 2.9%, compared to 2002. The increase in 2004 over 2003 was primarily the result of increases in the number of transactions processed (net of price reductions to certain customers), debit network fees charged to customers, and increased terminal sales associated with Vital's terminal deployment business. The increase in 2003 over 2002 was primarily the result of increases in the number of transactions processed (net of price reductions to certain clients), debit network fees charged to customers and revenues associated with Vital's terminal deployment business.

Vital's major expense items include salaries and other personnel expense and cost of network and telecommunication expenses. Salaries and other personnel expense consists of the cost of personnel who develop and maintain processing applications, operate computer networks and provide customer support; wages and related expenses paid to sales personnel; and costs associated with non-revenue producing customer support functions, administrative employees and management.

Other expenses consist primarily of the cost of network telecommunications capability; transaction processing systems including depreciation and amortization, maintenance and other system costs; third party service providers including TSYS and Visa; and terminal equipment cost of sales. Vital has agreements with both TSYS and Visa to provide key services related to its business. Vital is dependent on both TSYS and Visa to perform on their obligations under these agreements. Vital's results of operation could be significantly impacted by material changes in the terms and conditions of the agreements with TSYS and Visa, changes in performance standards and the financial condition of both TSYS and Visa.

Vital, as a limited liability corporation, is treated similar to a partnership for income tax purposes. As a result, no provision for current or deferred income taxes has been made in Vital's financial statements. Vital's taxable income or loss is reportable on the tax returns of its owners based on their proportionate interest in the joint venture.

On January 18, 2005, TSYS announced it had signed an agreement to purchase the remaining 50-percent equity stake that Visa holds in Vital. The transaction closed March 1, 2005. Vital has become a wholly owned subsidiary of TSYS. The purchase of the remaining 50% interest in Vital provides TSYS with greater synergies for its clients that service merchants who accept cards as payment and issue credit to their customers. It is expected that Vital will contribute approximately $0.03-$0.04 incrementally in earnings per share for 2005.

TSYS de México

The Company has a joint venture with a number of Mexican banks and records its 49% ownership in the joint venture using the equity method of accounting. The operation, Total System Services de México, S.A. de C.V. (TSYS de México), prints statements and provides card-issuing support services to the joint venture clients and others.

During 2004, the Company's equity in income of joint ventures related to TSYS de México was $1.7 million, a 51.7% increase, or $592,000, compared to $1.1 million in 2003, which was a 38.3% increase, or $317,000, compared to $828,000 in 2002.

As a result of the restructuring of its joint venture agreement, TSYS agreed to pay TSYS de México a processing support fee for certain client relationship and network services that TSYS de México has assumed from TSYS. TSYS paid TSYS de México a processing support fee of $200,000, $591,000 and $917,000 in 2004, 2003 and 2002, respectively. This processing support fee decreased, beginning in the fourth quarter of 2003, with the deconversion of TSYS' largest client in México. Refer to Note 2 in the consolidated financial statements for more information on Related Party Transactions.

Net Income

Net income increased 6.8% to $150.6 million (basic and diluted earnings per share of $0.76) in 2004, compared to 2003. In 2003, net income increased 12.1% to $141.0 million (basic earnings per share of $0.72 and diluted earnings per share of $0.71), compared to $125.8 million (basic and diluted earnings per share of $0.64) in 2002.

Net Profit Margin

The Company's net profit margin for 2004 was 12.7%, compared to 13.4% and 13.2% for the years ended December 31, 2003 and 2002, respectively. Management believes that reimbursable items distort net profit margin as defined by generally accepted accounting principles. Management evaluates the Company's operating performance based upon net margin excluding reimbursable items. Management believes that net profit margin excluding reimbursable items is more useful because reimbursable items do not impact profitability as the Company receives reimbursement for certain expenses incurred on behalf of its clients.

Excluding reimbursable items, the Company's net profit margin for the year ended December 31, 2004 was 15.7%, compared to 17.0% and 17.4% for the years ended December 31, 2003 and 2002, respectively.

Below is the reconciliation between reported net profit margin and adjusted net profit margin excluding reimbursable items for the years ended December 31, 2004, 2003 and 2002:

(in thousands)	**2004**	2003	2002
Net income[(a)]	**$ 150,558**	140,973	125,805
Total revenues[(b)]	**$1,187,008**	1,053,466	955,133
Net profit margin (as reported)[(a)/(b)]	**12.7%**	13.4%	13.2%
Revenue before reimbursable items[(c)]	**$ 956,619**	828,301	723,963
Adjusted net profit margin[(a)/(c)]	**15.7%**	17.0%	17.4%

Projected Outlook 2005

TSYS expects its 2005 net income growth to be in the range of 19%-22%, based on the following assumptions: revenue before reimbursable items increasing 30%-33% in 2005; Vital Processing Services adding $225-$235 million in annual revenue and contributing approximately $0.03-$0.04 incrementally in earnings per share; accounts on file at the end of 2005 increasing to approximately 425 million; and no significant client losses or additions through 2005, other than those previously announced. The expected results for 2005 include the impact of expensing stock options, which will be required beginning July 1, 2005 with the implementation of SFAS No. 123R, "Share-Based Payment." The Company expects that the impact of expensing existing stock options, as well as the impact of any anticipated stock option grants and restricted stock awards to be approximately $0.02 per share in 2005.

Financial Position, Liquidity and Capital Resources

The Consolidated Statements of Cash Flows show the Company's cash flows from operating, investing and financing activities. TSYS' primary methods for funding its operations and growth have been cash generated from current operations and the use of leases and the occasional use of borrowed funds to supplement financing of capital expenditures.

Cash Flows from Operating Activities

	Years Ended December 31,		
(in thousands)	**2004**	2003	2002
Net income	**$150,558**	140,973	125,805
Depreciation and amortization	**108,588**	98,415	74,014
Other noncash items and charges, net	**25,926**	14,668	(99)
Working capital items	**46,963**	12,297	(2,106)
Net cash provided from operating activities	**$332,035**	266,353	197,614

TSYS' main source of funds is derived from operating activities, specifically net income. During 2004, the Company generated $332.0 million in cash from operating activities compared to $266.4 million and $197.6 million in 2003 and 2002, respectively. The increase in 2004 in net cash provided by operating activities was driven by the increase in net income, adjusted for the increase in noncash activities such as depreciation and amortization and working capital items. The increase in 2003 in net cash provided from operating activities was driven by the increase in net income, the increase in noncash activities such as depreciation and amortization, and the payment from

Bank One in connection with the new processing arrangement signed in 2003.

Working capital items include accounts receivable, prepaid expenses and other assets, accounts payable, accrued salaries and employee benefits, billings in excess of costs and profits on uncompleted contracts and other current liabilities. The change in accounts receivable in 2004 as compared to 2003 is the result of timing of collections compared to billings. The change in accounts payable and other liabilities between years results from timing of payments for vendor invoices.

Cash Flows from Investing Activities

(in thousands)	Years Ended December 31, 2004	2003	2002
Purchase of property and equipment, net	**$ (53,890)**	(125,235)	(14,619)
Additions to licensed computer software from vendors	**(57,302)**	(47,312)	(37,020)
Additions to internally developed computer software	**(5,224)**	(17,689)	(29,451)
Cash used in acquisitions, net of cash acquired	**(51,093)**	(31,558)	(27,142)
Dividends from joint ventures	**35,876**	5,278	17,855
Contract acquisition costs	**(29,150)**	(18,129)	(44,044)
Net cash used in investing activities	**$(160,783)**	(234,645)	(134,421)

The major uses of cash from investing activities have been the addition of property and equipment, primarily computer equipment and the purchase of the campus facility, internal development and purchase of computer software, investments in contract acquisition costs associated with obtaining and serving new or existing clients, and business acquisitions. The major source of funds from investing activities is the dividend payments from its joint ventures. The Company used $160.8 million in cash for investing activities in 2004, compared to $234.6 million and $134.4 million in 2003 and 2002, respectively.

Property and Equipment

Capital expenditures for property and equipment were $53.9 million in 2004, compared to $125.2 million in 2003 and $14.6 million in 2002. The majority of capital expenditures in 2004 related to the completion of the building of the new European data centre. The increase in capital expenditures in 2003 is due to the purchase of the corporate campus and the building of a new data centre in Europe, as discussed below. A detailed discussion of TSYS' synthetic lease for its corporate campus and subsequent termination of the lease in 2003 is provided in Off-Balance Sheet Arrangements on page 45.

On July 30, 2003, the Company announced the groundbreaking for a new TSYS data centre in Knaresborough, England. The 53,000 square-foot facility replaced the centre in Harrogate, England. On October 6, 2004, the Company announced the completion of the new data centre. The Company invested approximately £16.6 million, or approximately $30.2 million, in the new building, land and equipment.

Licensed Computer Software

Expenditures for licensed computer software were $57.3 million in 2004, compared to $47.3 million in 2003 and $37.0 million in 2002. The increase in 2004 and 2003 relate to annual site licenses for mainframe processing systems whose fees are based upon a measure of TSYS' computer processing capacity, commonly referred to as millions of instructions per second or MIPs.

Software Development Costs

Additions to capitalized software development costs, including enhancements to and development of TS2 processing systems, were $5.2 million in 2004, $17.7 million in 2003 and $29.5 million in 2002. The decline in the amount capitalized as software development costs in 2004, as compared to 2003, is the result of several projects being completed in 2003. The decline in the amount capitalized as software development costs in 2003, as compared to 2002, is also the result of several projects being completed in 2002. The Company remains committed to developing and enhancing its processing solutions to expand its service offerings. In addition to developing solutions, the Company has expanded its service offerings through strategic acquisitions, such as TSYS Prepaid, ProCard and TDM.

The following is a summary of the additions to software development costs by project for the years ended December 31, 2004, 2003 and 2002:

(in millions)	2004	2003	2002
TSYS ProphIT	**$2.0**	10.7	11.1
Double Byte	**—**	0.5	5.5
Other Capitalized Software Development Costs	**3.2**	6.5	12.9
Total	**$5.2**	17.7	29.5

The Company continues to develop TSYS ProphIT, a Web-based process management system that provides direct access to account information and other system interfaces to help streamline an organization's business processes. TSYS ProphIT is currently being offered to TSYS' processing clients with general re-lease of the core platform having occurred in the fourth quarter of 2003. Continued development of TSYS ProphIT provides increased and enhanced functionality to the core platform, to include additional customer service functions. The Company capitalized approximately $2.0 million in 2004 on TSYS ProphIT, bringing the total capitalized costs to $30.4 million since the project began.

Due to the complexity of the differences between the English language and Asian languages, computer systems require two bytes to store an Asian character compared to one byte in the English language. With the opening of a branch office in Japan to facilitate its marketing of card processing services, TSYS began modifying its current TS2 system to be able to accommodate language and currency differences with Asia, commonly referred to as the "double-byte project." The Company had invested a total of $10.1 million since the project began.

During 2004, the Company decided to change its approach for entry into the Asia Pacific market. As a result, the Company recognized a $10.1 million charge to net occupancy and equipment expense for the write-off of the double-byte software development project. The $10.1 million impairment charge is reflected in the domestic-based services segment, where the software development occurred.

Cash Used in Acquisitions

On August 2, 2004, TSYS completed the acquisition of Clarity Payment Solutions, Inc. (Clarity) for $53.0 million in cash and had direct acquisition costs in the amount of $515,000. Clarity was renamed TSYS Prepaid. The Company is in the process of finalizing the purchase price allocation and has preliminarily allocated approximately $40.9 million to goodwill, approximately $10.9 million to other intangibles and the remaining amount to the assets and liabilities acquired. Of the $10.9 million intangibles, the Company has allocated $8.5 million to computer software and the remaining amount to other intangible assets. Refer to Note 12 in the consolidated financial statements for more information on TSYS Prepaid.

On April 25, 2003, TSYS completed the acquisition of ESC for $36.0 million in cash. The Company has allocated approximately $26.0 million to goodwill, approximately $8.2 million to intangibles and the remaining amount to the net assets acquired. Refer to Note 12 in the consolidated financial statements for more information on ESC.

Upon the recommendation of a special committee of TSYS directors, on October 15, 2002 the Board of Directors of TSYS approved the purchase of ProCard from Synovus for $30.0 million in cash. On November 1, 2002, TSYS completed the acquisition. Because the acquisition of ProCard was a transaction between entities under common control, the Company is reflecting the acquisition at historical cost in accordance with SFAS 141. In accordance with the provisions of SFAS 141, TSYS restated its consolidated financial statements for periods that Synovus controlled both ProCard and TSYS to include the financial position, results of operations and cash flows of ProCard since May 2000. Refer to Notes 2 and 12 in the consolidated financial statements for more information on ProCard.

Cash Dividends Received from Joint Ventures

Total cash dividends received from joint ventures was $35.9 million in 2004, compared to $5.3 million and $17.9 million in 2003 and 2002, respectively.

Contract Acquisition Costs

TSYS makes cash payments for processing rights, third party development costs and other direct salary related costs in connection with converting new customers to the Company's processing systems. The Company's investments in contract acquisition costs were $29.1 million in 2004, $18.1 million in 2003 and $44.0 million in 2002. The Company had cash payments for processing rights of $18.5 million, $4.5 million and $25.7 million in 2004, 2003 and 2002, respectively. Conversion cost additions were $10.6 million, $13.6 million and $18.3 million in 2004, 2003 and 2002, respectively. The decrease in the amount of conversion cost additions in 2004 and 2003 is the result of the use of the percentage-of-completion accounting method for TSYS' agreement with Bank One.

Cash Flows from Financing Activities

(in thousands)	Years Ended December 31,		
	2004	2003	2002
Purchase of common stock	**$ (1,188)**	(9,825)	—
Proceeds from borrowings of long-term debt	**—**	20,234	—
Principal payments on long-term debt borrowings, capital lease obligations and software obligations	**(42,656)**	(20,439)	(103)
Dividends paid on common stock	**(23,621)**	(14,765)	(12,772)
Other	**1,193**	3,929	204
Net cash used in financing activities	**$(66,272)**	(20,866)	(12,671)

The major use of cash for financing activities has been the principal payment on capital lease and software obligations, the payment of dividends and the purchase of stock under the stock repurchase plan as described below. The main source of cash from financing activities has been the occasional use of borrowed funds. Net cash used in financing activities for the year ended December 31, 2004 was $66.3 million mainly as a result of payments on capital lease and software obligations. The Company used $20.9 million and $12.7 million in cash for financing activities for the years ended December 31, 2003 and 2002, respectively, primarily for the purchase of common stock, payment of cash dividends and principal payments on capital lease obligations.

Software Obligations

In 2003, the Company recorded $42.2 million as the present value of payments under software arrangements as computer software and obligations under software arrangements. Under the arrangements the Company had negotiated substantial price discounts and the right to use the software perpetually up to certain levels of capacity.

On March 31, 2004, the Company paid in full the obligations related to licensed mainframe software. The effective interest rates related to the software obligations were well above market rates.

Stock Repurchase Plan

On April 15, 2003, TSYS announced that its Board of Directors had approved a stock repurchase plan to purchase up to 2 million shares, which represents slightly more than five percent of the shares of TSYS stock held by shareholders other than Synovus. The shares may be purchased from time to time over the next two years and will depend on various factors including price, market conditions, acquisitions and the general financial position of TSYS. Repurchased shares will be used for general corporate purposes. Through December 31, 2004, the Company had purchased 577,491 shares at an average cost of $19.07 per share.

The following table sets forth information regarding the Company's purchases of its common stock on a monthly basis during the three months ended December 31, 2004:

(in thousands) Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
October 2004	—	$ —	—	1,423
November 2004	—	—	—	1,423
December 2004	—	—	—	1,423
Total	—	$ —	—	1,423

Line of Credit

In connection with the purchase of the campus, TSYS obtained a $45.0 million long-term line of credit from a banking affiliate of Synovus. A detailed discussion is included in Related Party Transactions on page 30.

Dividends

Dividends on common stock of $23.6 million were paid in 2004, compared to $14.8 million and $12.8 million in 2003 and 2002, respectively. On April 15, 2004, the Company announced a 100.0% increase in its quarterly dividend from $0.02 to $0.04 per share, payable on July 1, 2004. On April 17, 2003, the Company announced a 14.3% increase in its quarterly dividend from $0.0175 to $0.0200 per share. On April 18, 2002, the Company announced a 16.7% increase in its quarterly dividend from $0.0150 to $0.0175 per share and increased the number of authorized shares from 300 million to 600 million.

Significant Noncash Transactions

Effective January 1, 2002, TSYS acquired TDM from Synovus in exchange for approximately 2.2 million newly issued shares of TSYS common stock with a market value of $43.5 million. TDM now operates as a wholly owned subsidiary of TSYS. This transaction increased Synovus' ownership of TSYS to 81.1% in 2002. Because the acquisition of TDM was a transaction between entities under common control, the Company is reflecting the acquisition at historical cost in accordance with SFAS No. 141. Refer to Notes 2 and 12 in the consolidated financial statements for more information on TDM.

Additional Cash Flow Information Off-Balance Sheet Financing

TSYS uses various operating leases in its normal course of business. These "off-balance sheet" arrangements obligate TSYS under noncancelable operating leases for computer equipment, software and facilities. These computer and software lease commitments may be replaced with new lease commitments due to new technology. Management expects that, as these leases expire, they will be renewed or replaced by similar leases.

On June 30, 2003, the Company terminated an off-balance sheet arrangement and purchased the corporate campus for $93.5 million with a combination of $73.3 million in cash and $20.2 million draw on its long-term line of credit through a banking affiliate of Synovus, which is discussed in the Related Party Transactions on page 30.

The following table summarizes future contractual cash obligations, including lease payments and software arrangements, as of December 31, 2004, for the next five years and thereafter:

(in millions)	Contractual Cash Obligations Payments Due By Period				
	Total	1 Year or Less	2 - 3 Years	4 - 5 Years	After 5 Years
Operating leases	$340.6	104.7	176.4	49.9	9.6
Capital lease obligations ...	6.3	1.8	3.9	0.6	—
Total contractual cash obligations ...	$346.9	106.5	180.3	50.5	9.6

Expected Future Cash Outlays

As previously mentioned, TSYS announced it would acquire the remaining 50% of Vital for $95.0 million. The transaction was closed on March 1, 2005.

Foreign Exchange

TSYS operates internationally and is subject to potentially adverse movements in foreign currency exchange rates. TSYS has not entered into foreign exchange forward contracts to reduce its exposure to foreign currency rate changes. The Company continues to review potential hedging instruments to safeguard it from significant currency translation risks.

Impact of Inflation

Although the impact of inflation on its operations cannot be precisely determined, the Company believes that by controlling its operating expenses and by taking advantage of more efficient computer hardware and software, it can minimize the impact of inflation.

Working Capital

TSYS may seek additional external sources of capital in the future. The form of any such financing will vary depending upon prevailing market and other conditions and may include short-term or long-term borrowings from financial institutions or the issuance of additional equity and/or debt securities such as industrial revenue bonds. However, there can be no assurance that funds will be available on terms acceptable to TSYS. Management expects that TSYS will continue to be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future, as evidenced by TSYS' current ratio of 1.6:1. At December 31, 2004, TSYS had working capital of $170.3 million, compared to $126.3 million in 2003 and $148.6 million in 2002.

Legal Proceedings

The Company has received notification from the United States Attorneys' Office for the Northern District of California that the United States Department of Justice is investigating whether the Company and/or one of its large credit card processing clients violated the False Claims Act, 31 U.S.C. §§3729-33, in connection with mailings made on behalf of the client from July 1997 through November 2001. The subject matter of the investigation relates to the U.S. Postal Service's Move Update Requirements. In general, the Postal Service's Move Update Requirements are designed to reduce the volume of mail that is returned to sender as undeliverable as addressed. In effect, these requirements provide, among other things, various procedures that may be utilized to maintain the accuracy of mailing lists in exchange for discounts on postal rates. The Company has received a subpoena from the Office of the Inspector General of the U.S. Postal Service, and has produced documents responsive to the subpoena. The Company continues to cooperate with the Department of Justice in the investigation, and there can be no assurance as to the timing or outcome of the investigation, including whether the investigation will result in any criminal or civil fines, penalties, judgments or treble damages or other claims against the Company. The Company is not in a position to estimate whether or not any loss may arise out of this investigation. As a result, no reserve or accrual has been recorded in the Company's financial statements relating to this matter.

Forward-Looking Statements

Certain statements contained in this Annual Report which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the Act). These forward-looking statements include, among others: (i) TSYS' belief with respect to its current market share and its growth opportunities; (ii) TSYS' expectation that it will convert Chase's portfolios in the second half of 2005 and maintain the card-processing functions of Chase for at least two years; (iii) TSYS' expectation with respect to the impact of the Chase contract on its earnings per share growth for 2005 and 2006; (iv) TSYS' expected growth in net income for 2005; (v) the expected financial impact of recent accounting pronouncements, including the expected earnings per share impact of expensing stock options; (vi) any matter that may arise out of the United States Department of Justice's investigation; (vii) TSYS' belief with respect to the fair value of its investments in joint ventures; (viii) TSYS' belief with respect to its ability to meet its contractual commitments and with respect to lawsuits, claims and other complaints; (ix) the Board of Directors' present intent to continue to pay cash dividends, and the assumptions underlying such statements, including, with respect to TSYS' expected growth in net income of 19% - 22% for 2005, revenue before reimbursable items increasing 30% - 33% in 2005; Vital Processing Services adding $225 - $235 million in annual revenue and contributing approximately $0.03 - $0.04 incrementally in earnings per share; accounts on file at the end of 2005 increasing to approximately 425 million; and no significant client losses or additions through 2005, other than those previously announced. In addition, certain statements in future filings by TSYS with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of TSYS which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans and objectives of TSYS or its management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends," "targeted," "estimates," "projects," "plans," "may," "could," "should," "would," and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.

These statements are based upon the current beliefs and expectations of TSYS' management and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements. A number of important factors could cause actual results to differ materially from those contemplated by our forward-looking statements. Many of these factors are beyond TSYS' ability to control or predict. These factors include, but are not limited to: (i) revenues that are lower than anticipated; (ii) Vital's addition to revenue and earnings per share is lower than anticipated; (iii) accounts on file at the end of 2005 are lower than anticipated; (iv) TSYS incurs expenses associated with the signing of a significant client; (v) internal growth rates for TSYS' existing customers are lower than anticipated; (vi) TSYS does not convert clients' portfolios as scheduled; (vii) TSYS does not close the acquisition of Vital in the first quarter of 2005 as expected as a result of the failure of Vital and/or TSYS to satisfy all closing conditions and obtain regulatory approval or otherwise; (viii) adverse developments with respect to foreign currency exchange rates; (ix) adverse developments with respect to entering into contracts with new clients and retaining current clients; (x) the merger of TSYS clients with entities that are not TSYS clients or the sale of portfolios by TSYS clients to entities that are not TSYS clients; (xi) TSYS is unable to control expenses and increase market share; (xii) adverse developments with respect to the credit card industry in general; (xiii) TSYS is unable to successfully manage any impact from slowing economic conditions or consumer spending; (xiv) the impact of acquisitions, including their being more difficult to integrate than anticipated; (xv) the costs and effects of litigation, investigations or similar matters or adverse facts and developments relating thereto; (xvi) the impact of changes in accounting principles; (xvii) TSYS' inability to timely, successfully and cost-effectively improve and implement processing systems to provide new products, increased functionality and increased efficiencies; (xviii) TSYS' inability to anticipate and respond to technological changes, particularly with respect to e-commerce; (xix) changes occur in laws, regulations, credit card associations rules or other industry standards affecting TSYS' business which require significant product redevelopment efforts or reduce the market for or value of its products; (xx) successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive patent protection; (xxi) no material breach of security of any of our systems; (xxii) overall market conditions; (xxiii) the impact on TSYS' business, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts; and (xxiv) TSYS' ability to manage the foregoing and other risks.

Subsequent Event

On January 18, 2005, TSYS announced it had entered into a Purchase Agreement for the remaining 50-percent equity stake that Visa holds in Vital Processing Services for $95.0 million in cash. The purchase of the remaining 50% interest in Vital provides TSYS greater synergies for its clients that service merchants who accept cards as payments and issue credit to their customers. Vital is the second-largest processor of merchant accounts in the United States, serving more than one million merchant locations. The transaction closed on March 1, 2005. Vital became a wholly owned subsidiary of TSYS.

Consolidated Balance Sheets

(in thousands except per share data)	December 31, 2004	2003
Assets		
Current assets:		
Cash and cash equivalents (includes $175.3 million and $80.8 million on deposit with a related party at 2004 and 2003, respectively) (Notes 2 and 10)	**$ 231,806**	122,873
Restricted cash (includes $5.7 million and $7.6 million on deposit with a related party at 2004 and 2003, respectively) (Note 2)	**24,993**	7,679
Accounts receivable, net of allowance for doubtful accounts and billing adjustments of $6.8 million and $9.8 million at 2004 and 2003, respectively (includes $0.9 million and $1.1 million due from related parties at 2004 and 2003, respectively) (Note 2)	**144,827**	120,646
Deferred income tax assets (Note 7)	**10,791**	401
Prepaid expenses and other current assets (Note 10)	**35,739**	21,639
Total current assets	**448,156**	273,238
Property and equipment, net (Note 3)	**263,584**	232,076
Computer software, net (Note 4)	**268,647**	258,090
Contract acquisition costs, net (Note 10)	**132,428**	125,472
Equity investments (Note 5)	**54,400**	66,708
Goodwill, net (Note 10)	**70,561**	29,626
Other intangible assets, net (Note 10)	**4,692**	3,750
Other assets	**39,475**	12,276
Total assets	**$1,281,943**	1,001,236
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable (includes $0.3 million and $1.0 million payable to related parties at 2004 and 2003, respectively) (Note 2)	**$ 75,188**	17,549
Accrued salaries and employee benefits	**46,725**	32,562
Current portion of obligations under capital leases and software obligations (Note 9)	**1,828**	15,231
Billings in excess of costs and profits on uncompleted contracts	**—**	17,573
Other current liabilities (includes $6.6 million and $3.3 million payable to related parties at 2004 and 2003, respectively) (Notes 2 and 10)	**154,162**	64,056
Total current liabilities	**277,903**	146,971
Obligations under capital leases and software obligations, excluding current portion (Note 9)	**4,508**	29,748
Deferred income tax liabilities (Note 7)	**131,106**	88,544
Total liabilities	**413,517**	265,263
Minority interest in consolidated subsidiary	**3,814**	3,439
Shareholders' equity (Note 6):		
Common stock — $0.10 par value. Authorized 600,000 shares; 197,587 and 197,504 issued at 2004 and 2003, respectively; 196,849 and 196,815 outstanding at 2004 and 2003, respectively	**19,759**	19,750
Additional paid-in capital	**44,732**	41,574
Accumulated other comprehensive income	**15,373**	8,314
Treasury stock (shares of 738 and 689 at 2004 and 2003, respectively)	**(13,573)**	(12,426)
Retained earnings	**798,321**	675,322
Total shareholders' equity	**864,612**	732,534
Commitments and contingencies (Note 9)		
Total liabilities and shareholders' equity	**$1,281,943**	1,001,236

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Income

(in thousands except per share data)	Years Ended December 31, 2004	2003	2002
Revenues:			
Electronic payment processing services (includes $18.7 million, $18.7 million and $19.1 million from related parties for 2004, 2003 and 2002, respectively)	**$ 785,713**	707,816	617,876
Other services (includes $6.2 million, $6.4 million and $6.6 million from related parties for 2004, 2003 and 2002, respectively)	**170,906**	120,485	106,087
Revenues before reimbursable items	**956,619**	828,301	723,963
Reimbursable items (includes $9.6 million, $9.0 million and $9.9 million from related parties for 2004, 2003 and 2002, respectively)	**230,389**	225,165	231,170
Total revenues (Notes 2 and 11)	**1,187,008**	1,053,466	955,133
Expenses:			
Salaries and other personnel expense	**361,532**	326,568	300,240
Net occupancy and equipment expense	**239,179**	205,820	174,883
Other operating expenses (includes $8.9 million, $8.9 million and $9.5 million to related parties for 2004, 2003 and 2002, respectively)	**153,694**	105,334	91,168
Expenses before reimbursable items	**754,405**	637,722	566,291
Reimbursable items	**230,389**	225,165	231,170
Total expenses (Note 2)	**984,794**	862,887	797,461
Operating income	**202,214**	190,579	157,672
Nonoperating income:			
Interest income (includes $1.0 million, $0.6 million and $1.1 million from related parties for 2004, 2003 and 2002, respectively) (Note 2)	**2,856**	2,887	2,637
Interest expense (Note 2)	**(941)**	(139)	(36)
Gain on foreign currency translation, net	**162**	1,042	3,013
Total nonoperating income	**2,077**	3,790	5,614
Income before income taxes, minority interest and equity in income of joint ventures	**204,291**	194,369	163,286
Income taxes (Note 7)	**77,210**	70,868	57,908
Minority interest in consolidated subsidiary's net income	**(259)**	(338)	(154)
Equity in income of joint ventures (Note 5)	**23,736**	17,810	20,581
Net income	**$ 150,558**	140,973	125,805
Basic earnings per share	**$ 0.76**	0.72	0.64
Diluted earnings per share	**$ 0.76**	0.71	0.64
Weighted average common shares outstanding	**196,847**	196,830	197,017
Increase due to assumed issuance of shares related to stock options outstanding	**389**	608	480
Weighted average common and common equivalent shares outstanding	**197,236**	197,438	197,497

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(in thousands)	Years Ended December 31, 2004	2003	2002
Cash flows from operating activities:			
Net income	**$150,558**	140,973	125,805
Adjustments to reconcile net income to net cash provided by operating activities:			
Minority interest in consolidated subsidiary's net income	**259**	338	154
Gain on foreign currency translation, net	**(162)**	(1,042)	(3,013)
Equity in income of joint ventures	**(23,736)**	(17,810)	(20,581)
Depreciation and amortization	**108,588**	98,415	74,014
Impairment of developed software	**10,059**	—	—
(Recoveries of) provisions for bad debt expenses and billing adjustments	**(2,450)**	2,690	3,263
Charges for transaction processing provisions	**9,878**	3,450	6,532
Deferred income tax expense	**31,691**	27,067	13,621
Loss (gain) on disposal of equipment, net	**387**	(25)	(75)
(Increase) decrease in:			
Accounts receivable	**(18,027)**	3,624	(5,355)
Prepaid expenses and other assets	**(40,383)**	3,826	1,662
Increase (decrease) in:			
Accounts payable	**57,979**	3,027	(11,339)
Accrued salaries and employee benefits	**14,135**	(10,819)	3,276
Billings in excess of costs and profits on uncompleted contracts	**(17,573)**	17,573	—
Other current liabilities	**50,832**	(4,934)	9,650
Net cash provided by operating activities	**332,035**	266,353	197,614
Cash flows from investing activities:			
Purchase of property and equipment, net	**(53,890)**	(125,235)	(14,619)
Additions to licensed computer software from vendors	**(57,302)**	(47,312)	(37,020)
Additions to internally developed computer software	**(5,224)**	(17,689)	(29,451)
Cash acquired in acquisitions	**2,422**	4,442	2,858
Cash used in acquisitions	**(53,515)**	(36,000)	(30,000)
Dividends received from joint ventures	**35,876**	5,278	17,855
Contract acquisition costs	**(29,150)**	(18,129)	(44,044)
Net cash used in investing activities	**(160,783)**	(234,645)	(134,421)
Cash flows from financing activities:			
Purchases of common stock	**(1,188)**	(9,825)	—
Proceeds from borrowings of long-term debt	—	20,234	—
Principal payments on long-term debt borrowings	—	(20,234)	—
Principal payments on capital lease obligations and software obligations	**(42,656)**	(205)	(103)
Dividends paid on common stock (includes $19.2 million, $12.0 million and $10.3 million to a related party for 2004, 2003 and 2002, respectively)	**(23,621)**	(14,765)	(12,772)
Proceeds from exercise of stock options	**1,193**	3,929	204
Net cash used in financing activities	**(66,272)**	(20,866)	(12,671)
Effect of exchange rate changes on cash and cash equivalents	**3,953**	2,859	(9)
Net increase in cash and cash equivalents	**$108,933**	13,701	50,513
Cash and cash equivalents at beginning of year	**122,873**	109,172	58,659
Cash and cash equivalents at end of period	**$231,806**	122,873	109,172
Cash paid for interest	**$ 941**	139	36
Cash paid for income taxes (net of refunds)	**$ 19,772**	38,729	34,018

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity and Comprehensive Income

(in thousands except per share data)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Retained Earnings	Total Shareholders' Equity
	Shares	Dollars					
Balance as of December 31, 2001	195,079	$ 19,508	$ 27,715	$ (3,455)	$ (3,533)	$ 467,095	$ 507,330
Comprehensive income:							
Net income	—	—	—	—	—	125,805	125,805
Other comprehensive income, net of tax (Note 6):							
Foreign currency translation	—	—	—	4,508	—	—	4,508
Other comprehensive income	—	—	—	—	—	—	4,508
Comprehensive income	—	—	—	—	—	—	130,313
Common stock issued in an acquisition (Notes 2 and 12)	2,175	217	6,077	—	—	—	6,294
Common stock issued from treasury shares for exercise of stock options (Note 6)	—	—	123	—	216	—	339
Cash issued in an acquisition (Notes 2 and 12)	—	—	—	—	—	(30,000)	(30,000)
Cash dividends declared ($0.068 per share)	—	—	—	—	—	(13,299)	(13,299)
Tax benefits associated with stock options	—	—	1,228	—	—	—	1,228
Balance as of December 31, 2002	197,254	19,725	35,143	1,053	(3,317)	549,601	602,205
Comprehensive income:							
Net income	—	—	—	—	—	140,973	140,973
Other comprehensive income, net of tax (Note 6):							
Foreign currency translation	—	—	—	7,261	—	—	7,261
Other comprehensive income	—	—	—	—	—	—	7,261
Comprehensive income	—	—	—	—	—	—	148,234
Common stock issued from treasury shares for exercise of stock options (Note 6)	—	—	(78)	—	716	—	638
Common stock issued for exercise of stock options	250	25	3,268	—	—	—	3,293
Purchase of treasury shares	—	—	—	—	(9,825)	—	(9,825)
Cash dividends declared ($0.078 per share)	—	—	—	—	—	(15,252)	(15,252)
Tax benefits associated with stock options	—	—	3,241	—	—	—	3,241
Balance as of December 31, 2003	197,504	19,750	41,574	8,314	(12,426)	675,322	732,534
Comprehensive income:							
Net income	**—**	**—**	**—**	**—**	**—**	**150,558**	**150,558**
Other comprehensive income, net of tax (Note 6):							
Foreign currency translation	**—**	**—**	**—**	**7,059**	**—**	**—**	**7,059**
Other comprehensive income	**—**	**—**	**—**	**—**	**—**	**—**	**7,059**
Comprehensive income	**—**	**—**	**—**	**—**	**—**	**—**	**157,617**
Common stock issued from treasury shares for exercise of stock options (Note 6)	**—**	**—**	**9**	**—**	**41**	**—**	**50**
Common stock issued for exercise of stock options	**83**	**9**	**1,134**	**—**	**—**	**—**	**1,143**
Purchase of treasury shares	**—**	**—**	**—**	**—**	**(1,188)**	**—**	**(1,188)**
Cash dividends declared ($0.14 per share)	**—**	**—**	**—**	**—**	**—**	**(27,559)**	**(27,559)**
Tax benefits associated with stock options	**—**	**—**	**2,015**	**—**	**—**	**—**	**2,015**
Balance as of December 31, 2004	**197,587**	**$19,759**	**$44,732**	**$15,373**	**$(13,573)**	**$798,321**	**$864,612**

See accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

NOTE 1 Basis of Presentation and Summary of Significant Accounting Policies

BUSINESS: Total System Services, Inc. (TSYS or the Company) is an 81.1% owned subsidiary of Columbus Bank and Trust Company (CB&T) which is a wholly owned subsidiary of Synovus Financial Corp. (Synovus). Synovus' stock is traded on the NYSE under the symbol "SNV."

TSYS provides electronic payment processing and related services to banks and other card-issuing institutions located in the United States, Mexico, Canada, Honduras, Puerto Rico and Europe. The Company offers merchant processing services to financial institutions and other organizations in Japan through its majority owned subsidiary, GP Network Corporation (GP Net). TSYS also provides back-end processing services for its joint venture, Vital Processing Services L.L.C. (Vital), to support merchant processing in the United States.

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION: The accompanying consolidated financial statements of Total System Services, Inc. include the accounts of TSYS and its subsidiaries, which are listed below. Significant intercompany accounts and transactions have been eliminated in consolidation.

Company Name		Year Acquired/ Started	Ownership Percentage
Columbus Depot Equipment Company	CDEC	1988	100%
Columbus Productions, Inc.	CPI	1994	100%
TSYS Canada, Inc.	TSYS Canada	1998	100%
GP Network Corporation	GP Net	2000	51%
TSYS Total Debt Management, Inc.	TDM	2002	100%
ProCard, Inc.	ProCard	2002	100%
Enhancement Services Corporation	ESC	2003	100%
TSYS Technology Center, Inc.	TTC	2003	100%
TSYS Japan Co., Limited	TSYS Japan	2003	100%
TSYS Prepaid, Inc.	TSYS Prepaid	2004	100%

RISKS AND UNCERTAINTIES AND USE OF ESTIMATES: Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, lower than anticipated growth from existing clients, an inability to attract new clients and grow internationally, loss of a major customer, an inability to grow through acquisitions or successfully integrate acquisitions, an inability to control expenses, technology changes, financial services consolidation, changes in regulatory requirements, a decline in the use of cards as a payment mechanism, a decline in the financial stability of the Company's clients and uncertain economic conditions. Negative developments in these or other risk factors could have a material adverse effect on the Company's financial position, results of operations and cash flows.

The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. In preparing these consolidated financial statements, it is necessary for management to make assumptions and estimates affecting the amounts reported in the consolidated financial statements and related notes. These estimates and assumptions are developed based upon all information available. Actual results can differ from estimated amounts.

CASH EQUIVALENTS: For purposes of the statements of cash flows, investments with a maturity of three months or less when purchased are considered to be cash equivalents.

RESTRICTED CASH: Restricted cash balances relate to cash balances collected on behalf of customers and are held in escrow. TSYS records a corresponding liability for the obligation to the customer which is reflected in other current liabilities in the accompanying consolidated balance sheets.

ACCOUNTS RECEIVABLE: Accounts receivable balances are stated net of allowances for doubtful accounts and billing adjustments of $6.8 million and $9.8 million at December 31, 2004 and December 31, 2003, respectively.

TSYS records an allowance for doubtful accounts when it is probable that the accounts receivable balance will not be collected. When estimating the allowance for doubtful accounts, the Company takes into consideration such factors as its day-to-day knowledge of the financial position of specific clients, the industry and size of its clients, the overall composition of its accounts receivable aging, prior history with specific customers of accounts receivable write-offs and prior history of allowances in proportion to the overall receivable balance. This analysis includes an ongoing and continuous communication with its largest clients and those clients with past due balances. A financial decline of any one of the Company's large clients could have an adverse and material effect on collectibility of receivables and thus the adequacy of the allowance for doubtful accounts.

Increases in the allowance for doubtful accounts are recorded as charges to bad debt expense and are reflected in other operating expenses in the Company's consolidated statements of income. Write-offs of uncollectible accounts are charged against the allowance for doubtful accounts.

TSYS records an allowance for billing adjustments for actual and potential billing discrepancies. When estimating the allowance for billing adjustments, the Company considers its overall history of billing adjustments, as well as its history with specific clients and known disputes. Increases in the allowance for billing adjustments are recorded as a reduction of revenues in the Company's consolidated statements of income and actual adjustments to invoices are charged against the allowance for billing adjustments.

PROPERTY AND EQUIPMENT: Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Buildings and improvements are depreciated over estimated useful lives of 5-40 years, computer and other equipment over estimated useful lives of 2-5 years, and furniture and other equipment over estimated useful lives of 3-15 years. The Company evaluates impairment losses on long-lived assets used in operations in accordance with Statement of Financial Accounting Standards No. 144 (SFAS No. 144), "Accounting for the Impairment or Disposal of Long-Lived Assets."

LICENSED COMPUTER SOFTWARE: The Company licenses software that is used in providing electronic payment processing and other services to clients. Licensed software is obtained through perpetual licenses and site licenses and through agreements based on processing capacity (called "MIPs agreements"). Perpetual and site licenses are amortized using the straight-line method over their estimated useful lives which range from three to five years. Software licensed under MIPs agreements is amortized using a units-of-production basis over the estimated useful life of the software, generally not to exceed ten years. The Company evaluates impairment losses on long-lived assets used in operations in accordance with SFAS No. 144.

SOFTWARE DEVELOPMENT COSTS: In accordance with Statement of Financial Accounting Standards No. 86, "Computer Software to be Sold, Leased or Otherwise Marketed," software development costs are capitalized once technological feasibility of the software product has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when the Company has completed a detailed program design and has determined that a product can be produced to meet its design specifications, including functions, features and technical performance requirements. Capitalization of costs ceases when the product is generally available to clients. The Company evaluates the unamortized capitalized costs of software development as compared to the net realizable value of the software product which is determined by future undiscounted net cash flows. The amount by which the unamortized software development costs exceed the net realizable value is written off in the period that such determination is made. Software development costs are amortized using the greater of (1) the straight-line method over its estimated useful life, which ranges from three to ten years or (2) the ratio of current revenues to total anticipated revenue over its useful life.

The Company also develops software that is used internally. These software development costs are capitalized based upon Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Internal-use software development costs are capitalized once (1) the preliminary project stage is completed, (2) management authorizes and commits to funding a computer software project, and (3) it is probable that the project will be completed and the software will be used to perform the function intended. Costs incurred prior to meeting the qualifications are expensed as incurred. Capitalization of costs ceases when the project is substantially complete and ready for its intended use. Internal-use software development costs are amortized using an estimated useful life of three to five years. Software development costs may become impaired in situations where development efforts are abandoned due to the viability of the planned project becoming doubtful or due to technological obsolescence of the planned software product.

CONTRACT ACQUISITION COSTS: The Company capitalizes contract acquisition costs related to signing or renewing long-term contracts. These costs, primarily consisting of cash payments for rights to provide processing services and internal conversion costs, are amortized using the straight-line method over the contract term beginning when the client's cardholder accounts are converted and producing revenues. All costs incurred prior to a signed agreement are expensed as incurred.

The amortization of contract acquisition costs associated with cash payments is included as a reduction of revenues in the Company's consolidated statements of income. The amortization of contract acquisition costs associated with conversion activity is recorded as other operating expenses in the Company's consolidated statements of income. The Company evaluates the carrying value of contract acquisition costs for impairment for each customer on the basis of whether these costs are fully recoverable from expected undiscounted net operating cash flows of the related contract. The determination of expected undiscounted net operating cash flows requires management to make estimates.

These costs may become impaired with the loss of a contract, the financial decline of a client, termination of conversion efforts after a contract is signed, diminished prospects for current clients or if the Company's actual results differ from its estimates of future cash flows.

EQUITY INVESTMENTS: TSYS' 49% investment in Total System Services de México, S.A. de C.V. (TSYS de México), an electronic payment processing support operation located in Mexico, is accounted for using the equity method of accounting, as is TSYS' 50% investment in Vital Processing Services L.L.C., a merchant processing operation headquartered in Tempe, Arizona.

GOODWILL: Goodwill results from the excess of cost over the fair value of net assets of businesses acquired. In July 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 141 (SFAS No. 141), "Business Combinations," and Statement No. 142 (SFAS No. 142), "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately.

SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144. The Company adopted SFAS No. 142 on January 1, 2002.

At December 31, 2004, the Company had unamortized goodwill in the amount of $70.6 million. The Company performed its annual impairment analyses of its unamortized goodwill balance, and this test did not result in any impairment for all periods presented.

OTHER INTANGIBLE ASSETS: Identifiable intangible assets relate primarily to customer relationships, covenants-not-to-compete and trade names resulting from acquisitions. These identifiable intangible assets are amortized using the straight-line method over periods not exceeding the estimated useful lives, which range from three to five years. SFAS No. 142 requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144.

FAIR VALUES OF FINANCIAL INSTRUMENTS: The Company uses financial instruments in the normal course of its business. The carrying values of cash equivalents, accounts receivable, accounts payable, accrued salaries and employee benefits, and other current liabilities approximate their fair value due to the short-term maturities of these assets and liabilities. The fair value of the Company's obligations under capital leases is not significantly different from its carrying value.

Investments in joint ventures are accounted for using the equity method of accounting and pertain to privately held companies for which fair value is not readily available. The Company believes the fair values of its investments in joint ventures exceed their respective carrying values.

IMPAIRMENT OF LONG-LIVED ASSETS: In accordance with SFAS No. 144, the Company reviews long-lived assets, such as property and equipment and intangibles subject to amortization, including contract acquisition costs and certain computer software, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted operating cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of an asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

TRANSACTION PROCESSING PROVISIONS: The Company has recorded estimates to accrue for contract contingencies (performance penalties) and processing errors. A significant number of the Company's contracts with large clients contain service level agreements which can result in TSYS incurring performance penalties if contractually required service levels are not met. When providing these accruals, the Company takes into consideration such factors as the prior history of performance penalties and processing errors incurred, actual contractual penalties inherent in the Company's contracts, progress towards milestones and known processing errors not covered by insurance.

These accruals are included in other current liabilities in the accompanying consolidated balance sheets. Increases and decreases in transaction processing provisions are charged to other operating expenses in the Company's consolidated statements of income, and payments or credits for performance penalties and processing errors are charged against the accrual.

BILLINGS IN EXCESS OF COSTS AND PROFITS ON UNCOMPLETED CONTRACTS: When provisions for progress payments exist on long-term contracts accounted for under the percentage-of-completion method, the Company includes amounts for contract billings that exceed accumulated contract revenues in billings in excess of costs and profits on uncompleted contracts.

MINORITY INTEREST: Minority interest in earnings of subsidiary represents the minority shareholders' share of the net income or loss of GP Net. The minority interest in the consolidated balance sheet reflects the original investment by these shareholders in GP Net, their proportional share of the earnings or losses and their proportional share of net gains or losses resulting from the currency translation of assets and liabilities of GP Net.

FOREIGN CURRENCY TRANSLATION: The Company maintains several different foreign operations whose functional currency is their local currency. Foreign currency financial statements of the Company's Mexican joint venture, the Company's wholly owned subsidiary with an operation in Canada, the Company's wholly owned subsidiary in Japan, the Company's majority owned subsidiary in Japan, GP Net, as well as the Company's branches in Japan and the United Kingdom, are translated into U.S. dollars at current exchange rates, except for revenues, costs and expenses, and net income which are translated at the average exchange rates for each reporting period. Net gains or losses resulting from the currency translation of assets and liabilities of the Company's foreign operations, net of tax, are accumulated in a separate section of shareholders' equity titled accumulated other comprehensive income (loss). Gains and losses on transactions denominated in currencies other than the functional currencies are included in determining net income for the period in which exchange rates change.

COMPREHENSIVE INCOME: Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," requires companies to display, with the same prominence as other financial statements, the components of comprehensive income (loss). TSYS displays the items of other comprehensive income (loss) in its consolidated statements of shareholders' equity and comprehensive income.

TREASURY STOCK: The Company uses the cost method when it purchases its own common stock as treasury shares or issues treasury stock upon option exercises and displays treasury stock as a reduction of shareholders' equity.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES: In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 (SFAS No. 133), "Accounting for Derivative Instruments and Hedging Activities." In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138 (SFAS No. 138), "Accounting for Certain Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133." SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. The Company did not have any outstanding derivative instruments or hedging transactions at December 31, 2004.

REVENUE RECOGNITION: The Company's electronic payment processing revenues are derived from long-term processing contracts with financial and nonfinancial institutions and are generally recognized as the services are performed. Electronic payment processing revenues are generated primarily from charges based on the number of accounts on file, transactions and authorizations processed, statements mailed, and other processing services for cardholder accounts on file. Most of these contracts have prescribed annual revenue minimums. The original terms of processing contracts generally range from three to ten years in length.

The Company recognizes revenues in accordance with Staff Accounting Bulletin No. 104 (SAB No. 104), "Revenue Recognition." SAB No. 104 sets forth guidance as to when revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller's price to the buyer is fixed or determinable; and (4) collectibility is reasonably assured.

The Company evaluates its contractual arrangements that provide services to clients through a bundled sales arrangement in accordance with the FASB's Emerging Issues Task Force No. 00-21 (EITF 00-21), "Revenue Arrangements with Multiple Deliverables." EITF 00-21 addresses determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting.

The Company recognizes software license revenue in accordance with Statement of Position No. (SOP) 97-2, "Software Revenue Recognition," and SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions." For software licenses for which any services rendered are not considered essential to the functionality of the software, revenue is recognized upon delivery of the software, provided (1) there is evidence of an arrangement, (2) collection of the fee is considered probable, (3) the fee is fixed or determinable, and (4) vendor specific objective evidence (VSOE) exists to allocate revenue to the undelivered elements of the arrangement.

When services are considered essential to the functionality of the software licensed, revenues are recognized over the period that such services will be performed using the percentage-of-completion method in accordance with SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Progress during the period in which services are performed is measured by the percentage of costs incurred to date to estimated total costs for each arrangement as this is the best measure of progress. Provisions for estimated losses on incomplete contracts are made in the period in which such losses are determined. For license arrangements in which the fee is not fixed or determinable, the license revenue is recognized as payments become due.

The Company's other service revenues are derived from recovery collections work, bankruptcy process management, legal account management, skip tracing, commercial printing activities, targeted loyalty programs, and customer relationship management services, such as call center activities for card activation, balance transfer requests, customer service and collection. The contract terms for these services are generally shorter in nature as compared with the Company's long-term processing contracts. Revenue is recognized on these other services as the services are performed either on a per unit or a fixed price basis. The Company uses the percentage-of completion method of accounting for its fixed price contracts, and progress is measured by the percentage of costs incurred to date to estimated total costs for each arrangement. Provisions for estimated losses on incomplete contracts are made in the period in which such losses are determined.

STOCK-BASED COMPENSATION: The Company maintains stock-based employee compensation plans for purposes of incenting and retaining employees, which are described more fully in Note 6. The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and related Interpretations. Under APB 25, TSYS does not recognize compensation expense for a stock option grant if the exercise price is equal to or greater than the fair market value of the Company's common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation," to stock-based employee compensation granted in the form of TSYS and Synovus stock options.

	Years Ended December 31,		
	2004	2003	2002
Net income, as reported	**$150,558**	140,973	125,805
Stock-based employee compensation expense determined under the fair value based method for all awards, net of related income tax effects	**5,084**	4,606	6,449
Net income, as adjusted	**$145,474**	136,367	119,356
Earnings per share:			
Basic — as reported	**$ 0.76**	0.72	0.64
Basic — as adjusted	**$ 0.74**	0.69	0.61
Diluted — as reported	**$ 0.76**	0.71	0.64
Diluted — as adjusted	**$ 0.74**	0.69	0.60

The per share weighted average fair value of TSYS stock options granted during 2004, 2003 and 2002 was $17.92, $19.79 and $11.44, respectively. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 2004, 2003 and 2002, respectively: risk-free interest rates of 3.72%, 3.42% and 2.93%; expected volatility of 86.0%, 85.0% and 66.0%; expected life of 5.0 years, 5.0 years and 5.0 years; and dividend yield of 0.6%, 0.3% and 0.4%.

The per share weighted average fair value of Synovus stock options granted to TSYS employees during 2004, 2003 and 2002 was $7.35, $4.84 and $9.69, respectively. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 2004, 2003 and 2002, respectively: risk-free interest rates of 4.5%, 3.2% and 5.4%; expected volatility of 28%, 34% and 30%; expected life of 6.6 years, 6.0 years and 9.0 years; and dividend yield of 2.6%, 3.3% and 2.4%.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised) (SFAS 123R), "Share-Based Payment." SFAS 123R will require the Company to recognize compensation expense beginning July 1, 2005, for the unvested portion of outstanding stock-based compensation granted in the form of stock options based on the grant-date fair value of those awards calculated under SFAS No. 123 for pro forma disclosures.

ADVERTISING: Advertising costs, consisting mainly of advertising in trade publications, are expensed as incurred or the first time the advertising takes place. Advertising expense for 2004, 2003 and 2002 was $592,000, $585,000 and $624,000, respectively.

INCOME TAXES: Income taxes reflected in TSYS' consolidated financial statements are computed based on the taxable income of TSYS as if TSYS were a stand-alone tax reporting entity. A consolidated U.S. federal income tax return is filed for Synovus and its majority owned subsidiaries, including TSYS.

The Company accounts for income taxes in accordance with the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income tax provisions require the use of management judgments, which are subject to challenge by various taxing authorities. Significant estimates used in accounting for income taxes relate to the determination of taxable income, the determination of temporary differences between book and tax bases, as well as estimates on the realizability of tax credits.

EARNINGS PER SHARE: Basic earnings per share (EPS) is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated to reflect the potential dilution that would occur if stock options or other contracts to issue common stock were exercised. Diluted EPS is calculated by dividing net income by weighted average common and common equivalent shares outstanding. Common equivalent shares are calculated using the treasury stock method.

The diluted EPS calculation excludes stock options that are convertible into 22,500 common shares, 15,000 common shares and 392,416 common shares for the years ended December 31, 2004, 2003 and 2002, respectively. The exclusion occurs because the exercise price of these instruments was greater than the average market price of the Company's common stock and their inclusion would have been anti-dilutive.

RECENT ACCOUNTING PRONOUNCEMENTS: In November 2004, FASB issued Statement of Financial Accounting Standards No. 151 (SFAS No. 151), "Inventory Costs, an Amendment of ARB No. 43, Chapter 4." SFAS No. 151 amends the guidance in Accounting Research Bulletin No. 43 (ARB No. 43), Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall be effective for years beginning after June 15, 2005 and shall be applied prospectively. The Company does not expect the impact of SFAS No. 151 on its financial position, results of operations or cash flows to be material.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 153 (SFAS No. 153), "Exchanges of Nonmonetary Assets an Amendment of APB Opinion No. 29." SFAS No. 153 amends the guidance in APB Opinion No. 29 (APB No. 29) to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 151 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and shall be applied prospectively. The Company does not expect the impact of SFAS No. 153 on its financial position, results of operations and cash flows to be material.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123 (revised) (SFAS 123R), "Share-Based Payment." SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award.

This Statement applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after that date. Compensation cost will be recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures. The Statement is effective for the first interim or annual period that begins after June 15, 2005. The Company has concluded that SFAS No. 123R will have a negative impact on the Company's financial position and results of operations. The Company expects that the impact of expensing existing stock options, as well as the impact of any anticipated stock option grants and restricted stock awards to be approximately $0.02 per share in 2005. The Company does not expect the impact of SFAS No. 123R to have a material impact on the Company's cash flows or liquidity.

RECLASSIFICATIONS: Certain reclassifications have been made to the 2003 and 2002 financial statements to conform to the presentation adopted in 2004.

NOTE 2 Relationships with Affiliated Companies

At December 31, 2004, CB&T owned 159,630,980 shares (81.1%) of TSYS' common stock.

Vital Restricted Units

In 2000, the Board of Directors of Vital approved a plan to allow its owners to set aside 2 million units of the 100 million units held by the owners to make awards to key management of Visa U.S.A. (Visa) and TSYS. In June 2000, TSYS awarded six of its key executives an aggregate of 800,000 Vital restricted stock units for their role in the development, growth and success of Vital. These awards were made to incent key executives to continue to grow and develop Vital. The units were to vest over a 36-month cliff-vesting schedule.

In connection with the termination of Vital's stock-based compensation plans, TSYS, with approval from the Compensation Committee, repurchased the Vital restricted units from the Company's six key executives in June 2003. The purchase price for the restricted shares of $3.85 per unit was based upon an independent, third-party valuation of Vital conducted as of May 31, 2003. The Company recognized compensation expense throughout the entire vesting period. Semiannually, the Company received an independent third-party valuation of Vital throughout the vesting period and adjusted compensation expense accordingly. Through December 2002, the Company recognized $3.0 million as compensation expense. After adjusting for the updated valuation in 2003, TSYS recognized $80,000 as compensation expense in 2003.

Lease Guarantee

To assist Vital in leasing its corporate facility, the Company and Visa are guarantors, jointly and severally, for the lease payments on Vital's Tempe facility. The lease on the facility expires in July 2007. The total future minimum lease payments remaining at December 31, 2004 are $3.8 million. If Vital fails to perform its obligations with regard to the lease, TSYS and Visa would be required to perform in the same manner and to the same extent as is required by Vital.

Line of Credit

On June 30, 2003, TSYS obtained a $45.0 million long-term line of credit from a banking affiliate of Synovus. The line is an automatic draw-down facility. The interest rate for the line of credit is the London Interbank Offered Rate (LIBOR) plus 150 basis points. In addition, there is a charge of 15 basis points on any funds unused. The line of credit is unsecured debt and includes covenants requiring the Company to maintain certain minimum financial ratios. At December 31, 2004 and 2003, TSYS did not have an outstanding balance on the line of credit and was in compliance with all covenants. As the LIBOR rate changes, TSYS will be subject to interest rate risk.

In addition, TSYS maintains another unsecured credit agreement with CB&T. The credit agreement has a maximum available principal balance of $5.0 million, with interest at prime. TSYS did not use the credit facility during 2004, 2003 or 2002.

Acquisitions

Upon the recommendation of a special committee of TSYS directors on October 15, 2002, the Board of Directors of TSYS approved the purchase of ProCard from Synovus for $30.0 million in cash. ProCard is a provider of software and Internet tools designed to assist organizations with the management of purchasing, travel and fleet card programs. ProCard's software solutions have been integrated into TSYS' processing solutions. On November 1, 2002, TSYS completed the ProCard acquisition.

Because the acquisition of ProCard was a transaction between entities under common control, the Company has reflected the acquisition at historical cost in accordance with SFAS No. 141. In accordance with the provisions of SFAS No. 141, TSYS restated its consolidated financial statements for periods prior to TSYS' acquisition of ProCard that Synovus controlled both ProCard and TSYS to include the financial position, results of operations and cash flows of ProCard since May 2000.

Effective January 1, 2002, TSYS acquired TDM from Synovus in exchange for approximately 2.2 million newly issued shares of TSYS' common stock with a market value of $43.5 million at the date of acquisition. TDM operates as a separate, wholly owned subsidiary of TSYS. Prior to the acquisition, TDM operated as a wholly owned subsidiary of Synovus, providing third-party collection services. Because the acquisition of TDM was a transaction between entities under common control, the Company has reflected the acquisition at historical cost in accordance with SFAS No. 141 and has reflected the results of operations of TDM in the Company's consolidated financial statements beginning January 1, 2002. Refer to Note 12 for more information on TSYS acquisitions.

Balance Sheets

TSYS maintains deposit accounts with CB&T and other Synovus affiliates, the majority of which earn interest and on which TSYS receives market rates of interest. Included in cash and cash equivalents are deposit balances with Synovus affiliates of $175.3 million and $80.8 million at December 31, 2004 and 2003, respectively.

The Company maintains restricted cash balances on deposit with CB&T and other Synovus affiliates. The restricted cash balances relate to cash collected on behalf of clients which are held in escrow. At December 31, 2004 and 2003, the Company had restricted cash balances of $5.7 million and $7.6 million, respectively, on deposit with Synovus affiliates.

At December 31, 2004 and 2003, TSYS had dividends payable of $6.4 million and $3.2 million, respectively, associated with related parties.

Through its related party transactions, TSYS generates accounts receivable and liability accounts with Synovus, CB&T and other Synovus affiliates, Vital and TSYS de México. At December 31, 2004 and 2003, the Company had accounts receivable balances of $0.9 million and $1.1 million, respectively, associated with related parties. At December 31, 2004 and 2003, the Company had accounts payable balances of $0.3 million and $1.0 million, respectively, associated with related parties. At December 31, 2004 and 2003, the Company had an accrued current liability to related parties of $0.2 million and $0.1 million, respectively.

Statements of Income

The Company provides electronic payment processing services and other services for Synovus, CB&T and other Synovus affiliates, as well as the Company's equity method joint ventures, TSYS de México and Vital.

The table below details revenues derived from affiliated companies for the years ended December 31, 2004, 2003 and 2002:

(in thousands)	2004	2003	2002
Electronic payment processing services:			
Vital	**$13,786**	14,374	15,116
CB&T	**4,543**	3,875	3,426
Synovus and affiliates	**359**	451	488
TSYS de México	**17**	30	45
Total electronic payment processing services	**$18,705**	18,730	19,075
Other services:			
CB&T	**$ 5,598**	5,677	5,576
Synovus and affiliates	**560**	695	959
Vital	**61**	49	28
Total other services	**$ 6,219**	6,421	6,563
Reimbursable items:			
Vital	**$ 8,058**	7,717	8,464
CB&T	**1,470**	1,201	1,173
Synovus and affiliates	**89**	84	54
TSYS de México	**—**	—	238
Total reimbursable items	**$ 9,617**	9,002	9,929

The Company and Synovus and its affiliates are parties to various agreements to provide certain services between one another. The table below details expenses associated with affiliated companies for the years ended December 31, 2004, 2003 and 2002 by expense category:

(In thousands)	2004	2003	2002
Salaries and other personnel expense:			
Trustee fees paid to Synovus	**$ 787**	576	525
Total salaries and other personnel expense	**$ 787**	576	525
Net occupancy and equipment expense:			
Rent paid to TSYS by CB&T	**$ (39)**	(39)	(39)
Rent paid to CB&T by TSYS	**133**	319	377
Rent paid to TSYS by Synovus	**(803)**	(685)	(537)
Total net occupancy and equipment expense	**$ (709)**	(405)	(199)
Other operating expenses:			
Management fees paid to Synovus	**$8,459**	8,038	8,079
Processing support fees paid to TSYS de México	**200**	591	917
Service fees paid to Vital	**—**	—	325
Data processing service fees paid to TSYS by Synovus	**—**	(2)	(25)
Data processing service fees paid to Vital	**123**	124	123
Data processing service fees paid to TSYS de México	**14**	23	—
Escrow account fees paid to Synovus	**—**	2	—
Banking service fees paid by TSYS to Synovus affiliate banks	**110**	124	43
Total other operating expenses	**$8,906**	8,900	9,462

Nonoperating Income

The following table details the amount of interest the Company earned from related parties and the amount of interest expense the Company paid to related parties.

(In thousands)	2004	2003	2002
Interest income from Synovus affiliate banks	**$967**	582	1,082
Interest expense paid to Synovus affiliate banks	**—**	29	—

Cash Flow

TSYS paid cash dividends to CB&T in the amount of approximately $19.2 million, $12.0 million and $10.3 million in 2004, 2003 and 2002, respectively. TSYS received cash dividends from its equity method joint ventures of approximately $35.9 million,

$5.3 million and $17.9 million in 2004, 2003 and 2002, respectively.

Stock Options

Certain officers of TSYS and other TSYS employees participate in the Synovus Incentive Plans. Nonqualified options to acquire Synovus common stock were granted in 2004, 2003 and 2002 as follows:

(in thousands, except per share data)	**2004**	2003	2002
Number of shares under options	**710**	426	151
Weighted average exercise price	**$26.00**	18.91	26.56

These stock options were granted with an exercise price equal to the fair market value of Synovus common stock at the date of grant. The options vest over two to three years and expire eight to ten years from date of grant. Refer to Note 6 for more information on stock options.

The Company believes the terms and conditions of the transactions described above between TSYS, CB&T, Synovus and other affiliated companies are comparable to those which could have been obtained in transactions with unaffiliated parties. No significant changes have been made to the method of establishing terms with the affiliated companies during the periods presented.

NOTE 3 Property and Equipment

Property and equipment balances at December 31 are as follows:

(in thousands)	**2004**	2003
Land	**$ 17,378**	16,992
Buildings and improvements	**209,118**	181,339
Computer and other equipment	**112,457**	87,989
Furniture and other equipment	**75,903**	74,279
Construction in progress	**7,426**	8,398
Total property and equipment	**422,282**	368,997
Less accumulated depreciation and amortization	**158,698**	136,921
Property and equipment, net	**$263,584**	232,076

Depreciation and amortization expense related to property and equipment was $29.4 million, $22.8 million and $21.2 million for the years ended December 31, 2004, 2003 and 2002, respectively. Depreciation expense includes amounts for equipment acquired under capital lease.

NOTE 4 Computer Software

Computer software at December 31 is summarized as follows:

(in thousands)	**2004**	2003
Licensed computer software	**$383,371**	324,117
Software development costs:		
TS2 Total Commerce	**36,892**	36,892
TS2	**33,049**	33,049
TSYS ProphIT	**30,362**	28,359
Integrated payments	**6,322**	7,728
Double byte	**—**	10,059
Other capitalized software development costs	**19,375**	16,503
Total software development costs	**126,000**	132,590
Acquisition technology intangibles	**12,200**	3,700
Total computer software	**521,571**	460,407
Less accumulated amortization:		
Licensed computer software	**187,450**	150,367
Software development	**63,735**	51,457
Acquisition technology intangibles	**1,739**	493
Total accumulated amortization	**252,924**	202,317
Computer software, net	**$268,647**	258,090

Amortization expense related to licensed computer software costs was $37.7 million, $41.1 million and $30.3 million for the years ended December 31, 2004, 2003 and 2002, respectively. Amortization expense includes amounts for computer software acquired under capital lease. Amortization of software development costs was $12.9 million, $12.1 million and $6.8 million for the years ended December 31, 2004, 2003 and 2002, respectively.

During 2004, the Company decided to change its approach for entry into the Asia-Pacific market. As a result, the Company recognized a $10.1 million charge to net occupancy and equipment expense for the write-off of the double-byte software development project. The decrease in Integrated Payments was due to the retirement of an asset during 2004 which was no longer in use and the expensing of certain capitalized costs related to maintenance for one particular asset that were capitalized in prior periods.

The weighted average estimated useful lives of licensed computer software was approximately 6.80 years at December 31, 2004 with weighted average remaining useful lives of 2.90 years.

The weighted average estimated useful lives of software development cost was approximately 7.30 years at December 31, 2004 with weighted average remaining useful lives of 2.67 years.

Estimated future amortization expense of licensed computer software and software development costs as of December 31, 2004 for the next five years is:

(In thousands)	Licensed Computer Software	Software Development Costs
2005	$38,474	13,443
2006	37,302	14,436
2007	36,071	11,874
2008	33,676	8,522
2009	31,726	3,877

Amortization expense related to acquisition technology intangibles was $1.2 million for 2004 and $0.5 million for 2003. The weighted average estimated lives of acquisition technology intangibles was approximately 6.39 years for the year ended December 31, 2004 with weighted average remaining useful lives of 5.82 years.

Estimated future amortization expense on acquisition technology intangibles as of December 31, 2004 for the next five years is:

(in thousands)	
2005	$1,954
2006	1,954
2007	1,954
2008	1,461
2009	1,214

Note 5 Investments in Joint Ventures

TSYS holds a 50% equity interest in Vital, a joint venture with Visa U.S.A., which combines the front-end authorization and back-end accounting and settlement processing for merchants. The condensed consolidated financial information for Vital as of December 31, 2004 and 2003, and for the years ended December 31, 2004, 2003 and 2002, is summarized as follows:

Consolidated Balance Sheet Data:

(in millions)	**2004**	2003
Current assets	**$ 69.9**	100.2
Total assets	**141.4**	166.5
Current liabilities	**41.8**	40.1
Total liabilities	**42.1**	40.7
Members' capital	**99.3**	125.7

Consolidated Statements Of Income Data:

(in millions)	**2004**	2003	2002
Revenue before reimbursable items	**$249.1**	227.5	225.3
Total revenues	**282.0**	255.2	248.3
Operating income	**42.9**	33.6	39.2
Net income*	**43.6**	34.1	39.8

*Vital is a limited liability company with 100 million units of ownership outstanding and is taxed in a manner similar to a partnership; therefore, net income related to Vital does not include income tax expense.

A summary of TSYS' equity in income of joint ventures is as follows:

(in millions)	**2004**	2003	2002
Vital	**$22.0**	16.7	19.8
Other	**1.7**	1.1	0.8
Total equity in income of joint ventures	**$23.7**	17.8	20.6

The Company estimates its equity in income of Vital and adjusts those estimates based upon the final results of Vital.

A summary of TSYS' equity investments at December 31 is as follows:

(in millions)	**2004**	2003
Vital	**$49.7**	62.7
Other	**4.7**	4.0
Total equity investments	**$54.4**	66.7

Note 6 Shareholders' Equity

TREASURY STOCK: In April 2003, the Company announced a plan to purchase up to 2.0 million shares of its common stock from time to time and at various prices over the ensuing two years. During the year ended December 31, 2004, the Company repurchased 52,200 shares of its common stock at a cost of $1.2 million or an average price of $22.76. Over the course of the plan, through December 31, 2004, the Company has repurchased 577,491 shares of its common stock at a cost of $11.0 million or an average cost of $19.07 per share.

The following table summarizes shares held as treasury stock and their related carrying value:

(in thousands)	Number of Treasury Shares	Treasury Shares Cost
December 31, 2004	**738**	**$13,573**
December 31, 2003	689	12,426
December 31, 2002	205	3,317

During 2004, 2003 and 2002, employees of the Company exercised options for 2,500, 41,250 and 95,800 shares of TSYS common stock, respectively, that were issued from treasury shares. During 2004 and 2003, employees of the Company exercised options for 82,800 and 250,000 shares, respectively, of TSYS common stock that were newly issued shares.

Long-Term Incentive Plans — TSYS

TSYS 2002 Long-Term Incentive Plan: TSYS' compensation program includes long-term performance awards under the Total System Services, Inc. 2002 Long-Term Incentive Plan (TSYS 2002 Plan), which is used to attract, retain, motivate and reward employees and non-employee directors who make a significant contribution to the Company's long-term success. The TSYS 2002 Plan is administered by the Compensation Committee of the Company's Board of Directors and enables the Company to grant stock options, stock appreciation rights, restricted stock and performance awards; 9,355,299 shares of common stock are reserved for distribution under the TSYS 2002 Plan. Options granted under the TSYS 2002 Plan may be incentive stock options or nonqualified stock options as determined by the Committee at the time of grant.

Incentive stock options are granted at a price not less than 100% of the fair market value of the stock on the grant date, and nonqualified options are granted at a price to be determined by the Committee. Option vesting terms are established by the Committee at the time of grant and presently range from one to five years.

The expiration date of options granted under the TSYS 2002 Plan is determined at the time of grant and may not exceed ten years from the date of the grant. At December 31, 2004, there were options outstanding under the TSYS 2002 Plan to purchase 403,671 shares of the Company's common stock, of which 13,450 were exercisable. There were 8,907,738 shares available for grant at December 31, 2004 under the TSYS 2002 plan.

2000 Long-Term Incentive Plan: Total System Services, Inc. maintains a 2000 Long-Term Incentive Plan (LTI Plan) to attract, retain, motivate and reward employees who make a significant contribution to the Company's long-term success and to enable such employees to acquire and maintain an equity interest in the Company. The LTI Plan is administered by the Compensation Committee of the Company's Board of Directors and enables the Company to grant stock options, stock appreciation rights, restricted stock and performance awards; 3.2 million shares of common stock were reserved for distribution under the LTI Plan. Options granted under the LTI Plan may be incentive stock options or nonqualified stock options as determined by the Committee at the time of grant.

Incentive stock options are granted at a price not less than 100% of the fair market value of the stock on the grant date, and nonqualified options are granted at a price to be determined by the Committee. Option vesting terms are established by the Committee at the time of grant and presently range from one to five years. The expiration date of options granted under the LTI Plan is determined at the time of grant and may not exceed ten years from the date of the grant. At December 31, 2004, there were options outstanding under the LTI Plan to purchase 1,144,700 shares of the Company's common stock, all of which were exercisable.

There were no shares available for grant at December 31, 2004 under the LTI Plan.

OTHER EQUITY ISSUANCES: TSYS has granted options to purchase 37,500 shares of the Company's common stock to attract a key individual to the Company. At December 31, 2004, options to purchase 37,500 shares with a weighted average price of $18.50 were outstanding and exercisable.

EQUITY COMPENSATION PLANS: The following table summarizes TSYS equity compensation plans by category:

(in thousands except for per share data) **Plan Category**	**(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights**	**(b) Weighted-average exercise price of outstanding options, warrants and rights**	**(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)**
Equity compensation plans approved by security holders	1,548	$15.06	8,908
Equity compensation plans not approved by security holders (1)	38	18.50	—
Total	1,586	$15.14	8,908

(1) This plan was adopted by TSYS' Board of Directors on January 10, 1997 to attract a desirable individual as director of the Company (which individual no longer serves as a director) and is limited to one individual option grant to purchase 37,500 shares of TSYS stock at fair market value on the date of grant with one-third of such options becoming exercisable one, two and three years, respectively, following the date of grant.

A summary of TSYS' stock option activity as of December 31, 2004, 2003 and 2002, and changes during the years ended on those dates is presented below:

(in thousands except for per share data)	2004		2003		2002	
	Options	**Weighted Average Exercise Price**	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options:						
Outstanding at beginning of year	**1,672**	**$15.05**	1,963	$14.76	1,645	$12.69
Granted	**7**	**25.81**	15	28.81	416	19.98
Exercised	**(85)**	**13.98**	(291)	13.49	(96)	2.00
Forfeited/canceled	**(8)**	**20.01**	(15)	20.06	(2)	19.41
Outstanding at end of year	**1,586**	**$15.14**	1,672	$15.05	1,963	$14.76
Options exercisable at year-end	**1,196**	**$13.42**	1,276	$13.43	1,557	$13.39
Weighted average fair value of options granted during the year		**$17.92**		$19.79		$11.44

The following table summarizes information about TSYS stock options outstanding and exercisable at December 31, 2004:

(in thousands except for per share data)	Outstanding		Exercisable	
Number Outstanding at December 31, 2004	**Weighted Average Remaining Contractual Life (in years)**	**Weighted Average Exercise Price**	**Number Exercisable at December 31, 2004**	**Weighted Average Exercise Price**
1,145	2.84	$13.17	1,145	$13.17
38	4.03	18.50	38	18.50
381	7.31	19.97	13	20.10
15	8.89	28.81	—	—
7	9.92	25.81	—	—
1,586	4.03	$15.14	1,196	$13.42

Long-Term Incentive Plans — Synovus: Synovus has various stock option plans under which the Compensation Committee of the Synovus Board of Directors has authority to grant stock options, stock appreciation rights, restricted stock and performance awards to key Synovus employees, including key TSYS employees. The general terms of the existing stock option plans include vesting periods ranging from two to three years and exercise periods ranging from five to ten years. Such stock options are granted at exercise prices which equal the fair market value of a share of common stock on the grant date.

A summary of the option activity related to option grants on Synovus common stock to TSYS employees as of December 31, 2004, 2003 and 2002, and changes during the years ended on those dates is presented below:

(in thousands except for per share data)	2004		2003		2002	
	Options	**Weighted Average Exercise Price**	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options:						
Outstanding at beginning of year	**6,063**	**$23.97**	6,203	$23.31	6,292	$22.95
Granted	**710**	**26.00**	426	18.91	151	26.56
Exercised	**(417)**	**13.68**	(513)	11.96	(155)	15.42
Net Synovus/TSYS employee transfers between companies	**14**	**19.35**	—	—	—	—
Forfeited/canceled	**(40)**	**20.94**	(53)	21.64	(85)	16.62
Outstanding at end of year	**6,330**	**$24.89**	6,063	$23.97	6,203	$23.31
Options exercisable at year-end	**2,603**	**$21.41**	2,436	$18.89	2,783	$17.69
Weighted average fair value of options granted during the year		**$ 7.35**		$ 4.84		$ 9.69

The following table summarizes information about Synovus' stock options outstanding and exercisable at December 31, 2004:

(in thousands except for per share data) Range of Exercise Prices	Outstanding			Exercisable	
	Number Outstanding at December 31, 2004	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable at December 31, 2004	Weighted Average Exercise Price
$ 1.75 – $18.06	393	2.78	$16.52	393	$16.52
18.38 – 22.54	1,617	3.83	19.77	1,209	20.06
22.88 – 26.15	1,130	7.03	24.84	422	22.89
26.44 – 30.84	3,190	6.44	28.53	579	26.47
	6,330	5.65	$24.89	2,603	$21.41

Accumulated Other Comprehensive Income (Loss):

Comprehensive income (loss) for TSYS consists of net income and cumulative foreign currency translation adjustments recorded as a component of shareholders' equity. The income tax effects allocated to and the cumulative balance of each component of accumulated comprehensive income (loss) are as follows:

(in thousands)	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2001	$ (3,455)
Foreign currency translation	7,069
Tax effect	(2,561)
Balance at December 31, 2002	1,053
Foreign currency translation	11,558
Tax effect	(4,297)
Balance at December 31, 2003	8,314
Foreign currency translation	**10,967**
Tax effect	**(3,908)**
Balance at December 31, 2004	**$15,373**

NOTE 7 Income Taxes

The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities.

The components of income tax expense included in the consolidated statements of income were as follows:

	Years Ended December 31,		
(in thousands)	**2004**	2003	2002
Current income tax expense (benefit):			
Federal	**$48,029**	48,209	50,179
State	**(3,957)**	(4,408)	(5,892)
Foreign	**1,447**	—	—
Total current income tax expense	**45,519**	43,801	44,287
Deferred income tax expense (benefit):			
Federal	**29,028**	25,563	16,734
State	**873**	1,504	(3,113)
Foreign	**1,790**	—	—
Total deferred income tax expense	**31,691**	27,067	13,621
Total income tax expense	**$77,210**	70,868	57,908

Income tax expense differed from the amounts computed by applying the statutory U.S. federal income tax rate of 35% to income before income taxes, minority interest and equity in income of joint ventures as a result of the following:

	Years Ended December 31,		
(in thousands)	**2004**	2003	2002
Computed "expected" income tax expense	**$71,502**	68,029	57,150
Increase (decrease) in income tax expense resulting from:			
Minority interest in income of subsidiary and equity in income of joint ventures	**8,217**	6,115	7,149
State income tax benefit, net of federal income tax benefit	**(2,004)**	(1,888)	(5,853)
Increase (decrease) in valuation allowance	**438**	1,065	(1,050)
Other, net	**(943)**	(2,453)	512
Total income tax expense	**$77,210**	70,868	57,908

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax liability at December 31, 2004 and 2003 relate to the following:

	At December 31,	
(in thousands)	**2004**	2003
Deferred income tax assets:		
Net operating loss and income tax credit carryforwards	**$ 9,976**	5,724
Allowances for doubtful accounts, billing adjustments and processing error reserves	**5,702**	5,411
Other, net	**8,605**	6,983
Total deferred income tax assets	**24,283**	18,118
Less valuation allowance for deferred income tax assets	**(1,853)**	(1,415)
Net deferred income tax assets	**22,430**	16,703
Deferred income tax liabilities:		
Excess tax over financial statement depreciation	**(60,544)**	(35,534)
Computer software development costs	**(35,914)**	(43,647)
Deferred revenue	**(21,606)**	(10,333)
Foreign currency translation	**(8,754)**	(4,846)
Other, net	**(15,927)**	(10,486)
Total deferred income tax liabilities	**(142,745)**	(104,846)
Net deferred income tax liabilities	**$(120,315)**	(88,143)
Total net deferred tax assets (liabilities):		
Current	**$ 10,791**	401
Noncurrent	**(131,106)**	(88,544)
Net deferred income tax liability	**$(120,315)**	(88,143)

As of December 31, 2004, TSYS had net operating loss and federal and state income tax credit carryforwards of $20.4 million and $2.7 million, respectively. As of December 31, 2003, TSYS had net operating loss and federal and state income tax credit carryforwards of $3.9 million and $4.3 million, respectively. The credits will begin to expire in the year 2010. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

At December 31, 2004 and 2003, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that it is more likely than not that TSYS will realize the benefits of these deductible differences, net of existing valuation allowances. The valuation allowance for deferred tax assets was $1.9 million and $1.4 million at December 31, 2004 and 2003, respectively. The increase in the valuation allowance for deferred income tax assets was $438,000 for the year ended December 31, 2004. The increase relates to new state tax credits earned in which, it is more likely than not, some portion is not expected to be realized in later years to reduce taxable income.

The Company realizes substantial credits against state income taxes. The Company is able to recognize benefits in excess of its state income tax obligations by transferring these credits to affiliated companies in exchange for cash payments.

NOTE 8 Employee Benefit Plans

The Company provides benefits to its employees by offering employees participation in certain defined contribution plans. These employee benefit plans are described as follows:

MONEY PURCHASE PLAN: The Company's employees are eligible to participate in the Synovus/TSYS Money Purchase Pension Plan, a defined contribution pension plan. The terms of the plan provide for the Company to make annual contributions to the plan equal to 7% of participant compensation, as defined. The Company's contributions to the plan charged to expense for the years ended December 31 are as follows:

(in thousands)	
2004	**$14,181**
2003	13,780
2002	13,155

PROFIT SHARING PLAN: The Company's employees are eligible to participate in the Synovus Financial Corp./Total System Services, Inc. (Synovus/TSYS) Profit Sharing Plan. The Company's contributions to the plan are contingent upon achievement of certain financial goals. The terms of the plan limit the Company's contribution to 7% of participant compensation, as defined, not to exceed the maximum allowable deduction under Internal Revenue Service guidelines. TSYS' annual contributions to the plan charged to expense for the years ended December 31 are as follows:

(in thousands)	
2004	**$13,869**
2003	3,805
2002	11,320

401(K) PLAN: The Company's employees are eligible to participate in the Synovus/TSYS 401(k) Plan. The terms of the plan allow employees to contribute up to 15% of pretax eligible compensation with a discretionary company contribution up to a maximum of 7% of participant compensation, as defined, based upon the Company's attainment of certain financial goals. The Company did not make a contribution to the plan for the years ended December 31, 2004, 2003 and 2002, respectively.

STOCK PURCHASE PLAN: The Company maintains stock purchase plans for employees and directors, whereby TSYS makes contributions equal to one-half of employee and director voluntary contributions. The funds are used to purchase presently issued and outstanding shares of TSYS common stock for the benefit of participants. TSYS' contributions to these plans charged to expense for the years ended December 31 are as follows:

(in thousands)	
2004	**$4,047**
2003	3,766
2002	3,534

POSTRETIREMENT MEDICAL BENEFITS PLAN: TSYS provides certain medical benefits to qualified retirees through a postretirement medical benefits plan. The measurement of the benefit expense and accrual of benefit costs associated with the plan do not reflect the effects of the 2003 Medicare Act. Additionally, the benefit expense and accrued benefit cost associated with the plan, as well as any potential impact of the 2003 Medicare Act, are not significant to the Company's consolidated financial statements.

NOTE 9 Commitments and Contingencies

LEASE COMMITMENTS: TSYS is obligated under noncancelable operating leases for computer equipment and facilities. Management expects that, as these leases expire, they will be renewed or replaced by similar leases.

The future minimum lease payments under noncancelable operating leases with remaining terms greater than one year for the next five years and thereafter and in the aggregate as of December 31, 2004, are as follows:

(in millions)	
2005	$ 92.3
2006	100.4
2007	76.0
2008	39.1
2009	10.8
Thereafter	9.6
Total future minimum lease payments	$328.2

The majority of computer equipment lease commitments come with a renewal option or an option to terminate the lease. These lease commitments may be replaced with new leases which allows the Company to continually update its computer equipment. Total rental expense under all operating leases in 2004, 2003 and 2002 was $97.1 million, $93.6 million and $81.8 million, respectively.

CAPITAL LEASE AND SOFTWARE OBLIGATIONS: Capital lease and software obligations at December 31 consist of:

(In thousands)	**2004**	2003
Capital lease and software obligations	**$6,336**	44,979
Less current portion	**1,828**	15,231
Noncurrent portion of capital leases and software obligations	**$4,508**	29,748

The present value of the future minimum lease payments under capital leases and software agreements at December 31, 2004 are summarized as follows:

(in thousands)	
2005	$2,062
2006	2,072
2007	2,047
2008	617
2009	—
Total minimum lease payments	6,798
Less amount representing interest	462
	$6,336

CONTRACTUAL COMMITMENTS: In the normal course of its business, the Company maintains long-term processing contracts with its clients. These processing contracts contain commitments, including, but not limited to, minimum standards and time frames against which the Company's performance is measured. In the event the Company does not meet its contractual commitments with its clients, the Company may incur penalties and certain clients may have the right to terminate their contracts with the Company. The Company does not believe that it will fail to meet its contractual commitments to an extent that will result in a material adverse effect on its financial position, results of operations or cash flows.

CONTINGENCIES: The Company is subject to lawsuits, claims and other complaints arising out of the ordinary conduct of its business. In the opinion of management, based in part upon the advice of legal counsel, all matters are not quantifiable, are believed to be adequately covered by insurance, or if not covered, are believed to be without merit or are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of the Company if disposed of unfavorably.

The Company has received notification from the United States Attorneys' Office for the Northern District of California that the United States Department of Justice is investigating whether the Company and/or one of its large credit card processing clients violated the False Claims Act, 31 U.S.C. §§3729-33, in connection with mailings made on behalf of the client from July 1997 through November 2001. The subject matter of the investigation relates to the U.S. Postal Service's Move Update Requirements. In general, the Postal Service's Move Update Requirements are designed to reduce the volume of mail that is returned to sender as undeliverable as addressed. In effect, these requirements provide, among other things, various procedures that may be utilized to maintain the accuracy of mailing lists in exchange for discounts on postal rates. The Company has received a subpoena from the Office of the Inspector General of the U.S. Postal Service, and has produced documents responsive to the subpoena. The Company continues to cooperate with the Department of Justice in the investigation, and there can be no assurance as to the timing or outcome of the investigation, including whether the investigation will result in any criminal or civil fines, penalties, judgments or treble damages or other claims against the Company. The Company is not in a position to estimate whether or not any loss may arise out of this investigation. As a result, no reserve or accrual has been recorded in the Company's financial statements relating to this matter.

NOTE 10 Supplemental Balance Sheet and Cash Flow Information

Balance Sheet

CASH AND CASH EQUIVALENTS: Cash and cash equivalent balances at December 31 are summarized as follows:

(in thousands)	**2004**	2003
Cash and cash equivalents in domestic accounts	**$177,117**	80,812
Cash and cash equivalents in accounts outside the United States	**54,689**	42,061
Total cash and cash equivalents	**$231,806**	122,873

The Company maintains accounts outside the United States denominated in U.S. dollars, Euros, British Pounds Sterling, Canadian dollars and Japanese Yen. All amounts in domestic accounts are denominated in US dollars.

PREPAID EXPENSES AND OTHER CURRENT ASSETS: Significant components of prepaid expenses and other current assets at December 31 are summarized as follows:

(in thousands)	**2004**	2003
Prepaid expenses	**$11,767**	11,667
Supplies	**7,646**	3,544
Other	**16,326**	6,428
Total	**$35,739**	21,639

CONTRACT ACQUISITION COSTS, NET: Significant components of contract acquisition costs at December 31 are summarized as follows:

(in thousands)	**2004**	2003
Payments for processing rights, net	**$ 91,787**	84,448
Conversion costs, net	**40,641**	41,024
Total	**$132,428**	125,472

Amortization related to payments for processing rights, which is recorded as a reduction of revenues, was $13.7 million, $13.1 million and $10.6 million for 2004, 2003 and 2002, respectively.

Amortization expense related to conversion costs was $11.2 million, $7.7 million and $3.5 million for 2004, 2003 and 2002, respectively.

The weighted average estimated lives of payments for processing rights was approximately 11.83 years as of December 31, 2004 with weighted average remaining useful lives of 6.76 years.

The weighted average estimated lives of conversion costs was approximately 7.10 years as of December 31, 2004 with weighted average remaining useful lives of 4.78 years.

Estimated future amortization expense on payments for processing rights and conversion costs as of December 31, 2004 for the next five years is:

(In thousands)	**Payments For Processing Rights**	**Conversion Costs**
2005	$14,317	12,466
2006	13,624	10,023
2007	13,287	4,280
2008	12,933	3,453
2009	12,304	3,081

GOODWILL, NET: The changes in the carrying amount of goodwill at December 31, 2004 and 2003 are as follows:

(in thousands)	**Domestic-Based Services**	**International-Based Services**	**Consolidated**
Balance as of December 31, 2002	$ 2,031	1,588	$ 3,619
Acquisition of ESC	25,992	—	25,992
Currency translation adjustments	—	15	15
Balance as of December 31, 2003	28,023	1,603	29,626
Acquisition of TSYS Prepaid	**40,931**	—	**40,931**
Currency translation adjustments	—	**4**	**4**
Balance as of December 31, 2004	**$68,954**	**1,607**	**$70,561**

OTHER INTANGIBLE ASSETS, NET: Significant components of other intangible assets at December 31 are summarized as follows:

(in thousands)	2004 Gross	2004 Accumulated	2004 Net
Customer relationships	**$5,200**	**(1,667)**	**3,533**
Covenants-not-to-compete	**1,000**	**(250)**	**750**
Trade name	**700**	**(291)**	**409**
Totals	**$6,900**	**(2,208)**	**4,692**

(in thousands)	2003 Gross	2003 Accumulated	2003 Net
Customer relationships	$3,400	(567)	2,833
Covenants-not-to-compete	400	(67)	333
Trade name	700	(116)	584
Totals	$4,500	(750)	3,750

Amortization related to other intangible assets, which is recorded in other operating expenses, was $1.5 million and $750,000 for 2004 and 2003, respectively.

The weighted average estimated lives of other intangible assets was approximately 3.65 years as of December 31, 2004 with weighted average remaining useful lives of 2.44 years.

Estimated future amortization expense on other intangible assets as of December 31, 2004 for the next five years is:

(in thousands)	
2005	$1,925
2006	1,925
2007	842
2008	—
2009	—

OTHER CURRENT LIABILITIES: Significant components of other current liabilities at December 31 are summarized as follows:

(in thousands)	2004	2003
Accrued expenses	**$ 43,229**	16,880
Deferred revenues	**27,720**	11,639
Client liabilities	**24,660**	7,804
Transaction processing provisions	**9,284**	5,091
Dividends payable	**7,874**	3,936
Client postage deposits	**6,184**	11,519
Other	**35,211**	7,187
Total	**$154,162**	64,056

Cash Flow

Effective January 1, 2002, TSYS acquired TDM from Synovus in exchange for approximately 2.2 million newly issued shares of TSYS common stock with a market value of $43.5 million. TDM now operates as a wholly owned subsidiary of TSYS. This transaction increased Synovus' ownership of TSYS to 81.1% in 2002. Because the acquisition of TDM was a transaction between entities under common control, the Company is reflecting the acquisition at historical cost in accordance with SFAS No. 141.

The Company acquired equipment under capital lease in the amounts of $1.1 million related to computer equipment and $2.8 million related to software in 2004. The Company acquired $3.1 million related to computer equipment in 2003.

NOTE 11 Segment Reporting, including Geographic Area Data and Major Customers

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 (SFAS No. 131), "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected financial information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic area data and major customers.

In the fourth quarter of 2003, the Company revised its segment information to reflect the information that the chief operating decision makers (CODMs) use to make resource allocations and strategic decisions. The CODMs at TSYS consist of the chairman of the board, the chief executive officer, the president and the three senior executive vice presidents. The revision moved TSYS Canada from the international-based services into the domestic-based services. TSYS Canada's sole purpose is to provide processing services to TSYS.

With the acquisition of ProCard and subsequent restatement (detailed in Note 12), the Company restated prior period segment information to reflect the restatement for ProCard. ProCard's results are included in domestic-based services.

With the Company's expansion in Europe and its strategic decision to further expand its business internationally, combined with the integration of its business process management and e-commerce subsidiaries, the Company revised its segment information in the first quarter of 2002 to reflect the information that the CODMs use to make resource allocations and strategic decisions. Through online accounting and electronic payment processing systems, TSYS provides electronic payment processing services and other related services to card-issuing institutions in the United States, Mexico, Canada, Honduras, Europe and Puerto Rico. The reportable units are segmented based upon geographic locations. The domestic-based services include electronic payment processing services and other services provided from the Company's facilities in the United States. The domestic based services segment includes the financial results of TSYS, excluding its foreign branch offices, and the following subsidiaries: CDEC, CPI, TSYS Canada, TDM, TTC, ProCard, ESC and TSYS Prepaid. The Company's share of the equity in income of Vital is included in the domestic-based segment because Vital's operations and client base are located in the United States.

International-based services include electronic payment processing services and other services provided outside the United States. International-based services include the financial results of GP Net, TSYS Japan and TSYS' branch offices in Europe and Japan. The Company's share of the equity in income of TSYS de México is included in the international-based segment because TSYS de México's operations and client base are located outside the United States.

The Company believes the terms and conditions of transactions between the segments are comparable to those which could have been obtained in transactions with unaffiliated parties.

(in thousands) **Operating Segments**	**Domestic-based services**	**International-based services**	**Consolidated**
2004			
Total revenue	**$1,071,967**	**115,051**	**$1,187,018**
Intersegment revenue	**(10)**	**—**	**(10)**
Revenue from external customers	**$1,071,957**	**115,051**	**$1,187,008**
Depreciation and amortization	**$ 95,430**	**13,158**	**$ 108,588**
Segment operating income	**$ 196,067**	**6,147**	**$ 202,214**
Income tax expense	**$ 74,063**	**3,147**	**$ 77,210**
Equity in income of joint ventures	**$ 21,999**	**1,737**	**$ 23,736**
Net income	**$ 146,436**	**4,122**	**$ 150,558**
Identifiable assets	**$1,265,567**	**169,877**	**$1,435,444**
Intersegment eliminations	**(153,501)**	**—**	**(153,501)**
Total assets	**$1,112,066**	**169,877**	**$1,281,943**

(in thousands) Operating Segments	Domestic-based services	International-based services	Consolidated
2003			
Total revenue	$ 973,252	80,288	$ 1,053,540
Intersegment revenue	(74)	—	(74)
Revenue from external customers	$ 973,178	80,288	$ 1,053,466
Depreciation and amortization	$ 87,555	10,860	$ 98,415
Segment operating income	$ 179,580	10,999	$ 190,579
Income tax expense	$ 66,790	4,078	$ 70,868
Equity in income of joint ventures	$ 16,665	1,145	$ 17,810
Net income	$ 133,860	7,113	$ 140,973
Identifiable assets	$ 994,822	139,028	$ 1,133,850
Intersegment eliminations	(132,614)	—	(132,614)
Total assets	$ 862,208	139,028	$ 1,001,236

(in thousands) Operating Segments	Domestic-based services	International-based services	Consolidated
2002			
Total revenue	$ 890,830	64,949	$ 955,779
Intersegment revenue	(646)	—	(646)
Revenue from external customers	$ 890,184	64,949	$ 955,133
Depreciation and amortization	$ 65,285	8,729	$ 74,014
Segment operating income	$ 155,974	1,698	$ 157,672
Income tax expense	$ 56,841	1,067	$ 57,908
Equity in income of joint ventures	$ 19,753	828	$ 20,581
Net income	$ 123,146	2,659	$ 125,805
Identifiable assets	$ 774,290	91,868	$ 866,158
Intersegment eliminations	(86,665)	—	(86,665)
Total assets	$ 687,625	91,868	$ 779,493

Revenues for domestic-based services include electronic payment processing services and other services provided from the United States to clients based in the United States or other countries. Revenues for international-based services include electronic payment processing services and other services provided from facilities outside the United States to clients based predominantly outside the United States.

GEOGRAPHIC AREA DATA: The following geographic area data represents revenues for the years ended December 31 based on where the client is located.

(in millions)	**2004**	**%**	2003	%	2002	%
United States	**$ 973.3**	**82.0**	$ 863.0	82.0	$816.0	85.4
Europe	**101.6**	**8.6**	68.6	6.5	54.6	5.7
Canada*	**83.2**	**7.0**	75.9	7.2	42.8	4.5
Japan	**14.0**	**1.2**	12.1	1.1	10.3	1.1
Mexico	**11.2**	**0.9**	31.4	3.0	29.2	3.1
Other	**3.7**	**0.3**	2.5	0.2	2.2	0.2
Totals	**$1,187.0**	**100.0**	$1,053.5	100.0	$955.1	100.0

GEOGRAPHIC AREA REVENUE BY OPERATING SEGMENT: The following table reconciles segment revenue to revenues by geography for the years ended December 31:

	Domestic-based services			**International-based services**		
(in millions)	**2004**	2003	2002	**2004**	2003	2002
United States	**$ 973.3**	863.0	816.0	**$ —**	—	—
Europe	**0.5**	0.3	—	**101.1**	68.3	54.6
Canada*	**83.2**	75.9	42.8	**—**	—	—
Japan	**—**	0.1	—	**14.0**	12.0	10.3
Mexico	**11.2**	31.4	29.2	**—**	—	—
Other	**3.7**	2.5	2.2	**—**	—	—
Totals	**$1,071.9**	973.2	890.2	**$115.1**	80.3	64.9

* These revenues include those generated from the Caribbean accounts owned by a Canadian institution.

The Company maintains property and equipment net of accumulated depreciation and amortization in the following geographic areas:

(in millions)	At December 31, 2004	2003
United States	**$200.6**	192.7
Europe	**60.8**	37.2
Japan	**2.1**	2.0
Canada	**0.1**	0.2
Totals	**$263.6**	232.1

MAJOR CUSTOMERS: For the years ended December 31, 2004, 2003 and 2002, the Company had two major customers which accounted for approximately 26.5%, 28.6% and 31.9%, respectively, of total revenues. Revenues from major customers for the years reported are attributable to the domestic-based services segment.

	Years Ended December 31,					
	2004		2003		2002	
Revenue (in millions)	**Dollars**	**% of Total Revenues**	Dollars	% of Total Revenues	Dollars	% of Total Revenues
One	**$220.1**	**18.5**	$191.9	18.2	$177.8	18.6
Two	**94.9**	**8.0**	109.7	10.4	126.5	13.3
Totals	**$315.0**	**26.5**	$301.6	28.6	$304.3	31.9

NOTE 12 Acquisitions

TSYS Prepaid, Inc.

On August 2, 2004, TSYS completed the acquisition of Clarity Payment Solutions, Inc. (Clarity) for $53.0 million in cash and had direct acquisition costs in the amount of $515,000. Clarity was renamed TSYS Prepaid, Inc. The Company is in the process of finalizing the purchase price allocation and has preliminarily allocated approximately $40.9 million to goodwill, approximately $10.9 million to other intangibles and the remaining amount to the assets and liabilities acquired. Of the $10.9 million intangibles, the Company has allocated $8.5 million to computer software and the remaining amount to other intangible assets. TSYS Prepaid is a leading provider of prepaid card solutions that utilize the Visa, MasterCard, EFT and ATM networks for Fortune 500 companies as well as domestic and international financial institutions. The Company believes the acquisition of TSYS Prepaid enhances TSYS' processing services by adding enhanced functionality and distinct value differentiation for TSYS and its clients. TSYS Prepaid operates as a separate, wholly owned subsidiary of TSYS. Revenues associated with TSYS Prepaid are included in electronic payment processing services and are classified in domestic-based services for segment reporting purposes.

The Company is in the process of completing its purchase price allocation related to the acquisition.

The preliminary purchase price allocation is presented below:

(in thousands)	
Cash and cash equivalents	$ 2,422
Restricted cash	16,672
Intangible assets	10,900
Goodwill	40,931
Other assets	4,817
Total assets acquired	75,742
Other liabilities	22,227
Total liabilities assumed	22,227
Net assets acquired	$53,515

Enhancement Services Corporation

On April 25, 2003, TSYS completed the acquisition of Enhancement Services Corporation (ESC) for $36.0 million in cash. The Company has allocated approximately $26.0 million to goodwill, approximately $8.2 million to intangibles and the remaining amount to the net assets acquired. ESC provides targeted loyalty consulting, as well as travel, gift card and merchandise, reward programs to more than 40 national and regional financial institutions in the United States. The Company believes the acquisition of ESC enhances TSYS' processing services by adding distinct value differentiation for TSYS and its clients. ESC operates as a separate subsidiary of TSYS. Revenues associated with ESC are included in other services and are classified in domestic-based services for segment reporting purposes.

The Company completed its purchase price allocation related to the acquisition. The purchase price allocation is presented below:

(in thousands)	
Cash and cash equivalents	$ 4,442
Intangible assets	8,200
Goodwill	25,992
Other assets	6,380
Total assets acquired	45,014
Other liabilities	9,014
Total liabilities assumed	9,014
Net assets acquired	$36,000

ProCard, Inc.

On November 1, 2002, TSYS completed the acquisition of ProCard from Synovus for $30.0 million in cash. ProCard is a leader in customized, Internet, Intranet and client/server software solutions for commercial card management programs. The Company believes the acquisition of ProCard strengthens TSYS' ability to market commercial card processing with a full array of products and customized services, provides access to new clients, and complements TSYS' international expansion efforts.

Due to the technological nature of the business, TSYS has assisted in the management of ProCard since Synovus acquired it in May 2000. Revenues associated with ProCard's business are recorded in electronic payment processing services and are classified in domestic-based services for segment reporting purposes. ProCard operates as a wholly owned subsidiary of TSYS.

Because the acquisition of ProCard was a transaction between entities under common control, the Company is reflecting the acquisition at the historical cost of the net assets acquired in accordance with SFAS No. 141. In accordance with the provisions of SFAS No. 141, TSYS has restated its consolidated financial statements to include the financial results of ProCard for periods prior to the acquisition that Synovus controlled both ProCard and TSYS to include the financial position, results of operations and cash flows of ProCard since May 2000.

ProCard's software solutions have been integrated into TSYS' processing solutions and TSYS has determined that it will integrate ProCard with E-Business Services (EBS). The combined division will maintain operations in Columbus, Georgia and Golden, Colorado.

TSYS Total Debt Management, Inc.

Effective January 1, 2002, TSYS acquired TDM from Synovus in exchange for approximately 2.2 million newly issued shares of TSYS common stock with a market value of approximately $43.5 million at the date of acquisition. The Company believes the acquisition of TDM assists in broadening the services the Company offers through debt collection and bankruptcy management services. Prior to the acquisition, TDM operated as a wholly owned subsidiary of Synovus Financial Corp., providing third-party collection services. Revenues associated with TDM's business are recorded in other services and are classified in domestic-based services for segment reporting purposes. TDM operates as a wholly owned subsidiary of TSYS.

Because the acquisition of TDM was a transaction between entities under common control, the Company has reflected the acquisition at historical cost in accordance with SFAS No. 141 and has reflected the results of operations of TDM in the Company's consolidated financial statements beginning January 1, 2002. The Company did not restate periods prior to 2002 because such restatement was not significant.

Pro forma

Presented below are the pro forma consolidated results of TSYS' operations for the years ended December 31, 2004, 2003 and 2002, respectively, as though the acquisitions of TSYS Prepaid and ESC had occurred at the beginning of 2002. This pro forma information is based on the historical financial statements of TSYS Prepaid and ESC. Pro forma results do not include any actual or anticipated cost savings or expenses of the planned integration of TSYS, ESC and TSYS Prepaid, and are not necessarily indicative of the results which would have occurred if the business combination had been in effect on the dates indicated, or which may result in the future.

(in thousands except per share data)	Years Ended December 31,		
	2004	2003	2002
Revenues	$1,193,880	1,062,287	968,831
Net income	146,932	132,767	118,027
Basic earnings per share	0.75	0.67	0.60
Diluted earnings per share	0.75	0.67	0.60

NOTE 13 Subsequent Event

On January 18, 2005, TSYS announced it had entered into a Purchase Agreement for the remaining 50-percent equity stake that Visa U.S.A. holds in Vital Processing Services for $95.0 million in cash. The purchase of the remaining 50% interest in Vital provides TSYS greater synergies for its clients that service merchants who accept cards as payments and issue credit to their customers. Vital is the second-largest processor of merchant accounts in the United States, serving more than one million merchant locations. The transaction is subject to customary closing conditions, including regulatory approval. The transaction closed on March 1, 2005. Vital became a wholly owned subsidiary of TSYS.

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

303 Peachtree Street, N.E.
Suite 2000
Atlanta, GA 30308

The Board of Directors
Total System Services, Inc.:

We have audited the accompanying consolidated balance sheets of Total System Services, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, cash flows and shareholders' equity and comprehensive income for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Total System Services, Inc. and subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Total System Services, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 1, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Atlanta, Georgia
March 1, 2005

Report of Independent Registered Public Accounting Firm on Management's Assessment of Internal Controls

303 Peachtree Street, N.E.
Suite 2000
Atlanta, GA 30308

The Board of Directors
Total System Services, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Total System Services, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Total System Services, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Total System Services, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Total System Services, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Total System Services, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, cash flows and shareholders' equity and comprehensive income, for each of the years in the three-year period ended December 31, 2004, and our report dated March 1, 2005 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Atlanta, Georgia
March 1, 2005

Management's Report on Internal Control Over Financial Reporting

The management of Total System Services, Inc. (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company maintains accounting and internal control systems which are intended to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, transactions are executed in accordance with management's authorization and accounting records are reliable for preparing financial statements in accordance with accounting principles generally accepted in the United States.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, risk.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control — Integrated Framework.

Based on our assessment management believes that, as of December 31, 2004, the Company's internal control over financial reporting is effective based on those criteria.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 has been audited by KPMG LLP, the independent registered public accounting firm who also audited the Company's consolidated financial statements. KPMG LLP's attestation report on management's assessment of the Company's internal control over financial reporting appears on page 75 hereof.



Philip W. Tomlinson
Chief Executive Officer



James B. Lipham
Senior Executive Vice President &
Chief Financial Officer

Quarterly Financial Data (Unaudited), Stock Price, Dividend Information

TSYS' common stock trades on the New York Stock Exchange (NYSE) under the symbol "TSS." Price and volume information appears under the abbreviation "TotlSysSvc" in NYSE daily stock quotation listings. As of February 10, 2005, there were 6,553 holders of record of TSYS common stock, some of whom are holders in nominee name for the benefit of different shareholders.

The fourth quarter dividend of $.04 per share was declared on November 17, 2004, and was paid January 3, 2005, to shareholders of record on December 17, 2004. Total dividends declared in 2004 and in 2003 amounted to $27.6 million and $15.3 million, respectively. It is the present intention of the Board of Directors of TSYS to continue to pay cash dividends on its common stock.

Presented here is a summary of the unaudited quarterly financial data for the years ended December 31, 2004 and 2003.


REVENUES
(in millions)
= 2004
= 2003
$251.4
$285.2
$257.7
$289.6
$266.1
$305.0
$278.3
$307.2
QTR 1
QTR 2
QTR 3
QTR 4


NET INCOME
(in millions)
= 2004
= 2003
$31.7
$32.6
$34.3
$35.9
$35.5
$39.1
$39.4
$43.0
QTR 1
QTR 2
QTR 3
QTR 4

(in thousands except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004 Revenues	**$285,236**	**289,622**	**304,993**	**307,157**
Operating income	**44,142**	**47,272**	**51,995**	**58,805**
Net income	**32,561**	**35,886**	**39,141**	**42,970**
Basic earnings per share	**0.17**	**0.18**	**0.20**	**0.22**
Diluted earnings per share	**0.17**	**0.18**	**0.20**	**0.22**
Cash dividends declared	**0.020**	**0.040**	**0.040**	**0.040**
Stock prices				
High	**31.27**	**23.74**	**25.52**	**26.66**
Low	**19.47**	**21.00**	**20.89**	**22.59**
2003 Revenues	$ 251,353	257,698	266,115	278,300
Operating income	43,168	44,755	48,900	53,756
Net income	31,736	34,307	35,512	39,418
Basic earnings per share	0.16	0.17	0.18	0.20
Diluted earnings per share	0.16	0.17	0.18	0.20
Cash dividends declared	0.018	0.020	0.020	0.020
Stock prices				
High	17.12	23.20	26.99	31.50
Low	13.25	15.39	22.49	26.07



It takes a team to move beyond the status quo. Introducing Team TSYS.

Seated Left to Right: Nadia Martinez, redemption specialist II; Candace Grier, redemption specialist II; Steve Lamberton, Redemption Service Center (RSC) floor manager **Standing:** Jeff Augustino, RSC team leader II

Shareholder Information

Corporate Headquarters
TSYS
1600 First Avenue
P.O. Box 2567
Columbus, GA 31902-2567
www.tsys.com
+1.706.649.2310

Stock Trading Information
TSYS common stock is traded as "TSS" on the New York Stock Exchange (NYSE). Price and volume information appear under the abbreviation "TolSysSvc" in NYSE daily stock quotation listings.

Dividend Reinvestment and Direct Stock Purchase Plan
The TSYS Dividend Reinvestment and Direct Stock Purchase Plan provides a comprehensive package of services designed to make investing in TSYS stock easy, convenient and more affordable. You may request information about the Dividend Reinvestment and Direct Stock Purchase Plan over the phone at +1.800.503.8903.

New Investors. You can join the Plan by making an initial investment of at least $250, which includes an enrollment fee of $15.

TSYS Shareholders. You can participate by submitting a completed enrollment form. If your shares are held in a brokerage account, you must first register some or all of your shares in your name.

Dividend Reinvestment. You can invest all or a part of your cash dividends to accumulate more shares without paying fees.

Optional Cash Investments. You can purchase additional shares by investing between $50 at any one time and $250,000 in total per calendar year. If you wish, we can withdraw funds automatically from your bank account each month to purchase shares. Purchases are made weekly or more often if volume dictates. Fees are lower than those typically charged by the financial services industry.

Safekeeping. You can deposit your certificates with us for safekeeping at no cost to you. You can request a certificate any time at no cost.

Gifts and Transfers of Shares. You can make gifts or transfers to others.

Sale of Shares. You can sell some or all of your shares when you choose at fees lower than those typically charged by the financial services industry. Shares are sold weekly or more often if volume dictates. For an enrollment package, contact our automated request line at +1.800.503.8903.

Form 10-K
A copy of the company's 2004 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available at no charge upon written request to Investor Relations at the address below:
Leo S. Berard
TSYS Investor Relations
P.O. Box 120
Columbus, GA 31902-0120

Annual Shareholders' Meeting
The Annual Meeting of Shareholders will be held on April 21, 2005, at 10:00 a.m. EDT at the TSYS Riverfront Campus Auditorium in Columbus, Ga.

Independent Auditors
KPMG LLP
Atlanta, Ga.

Shareholder Services
Analysts, investors and others seeking additional information not available at tsys.com should contact:

Leo S. Berard
TSYS Investor Relations
P.O. Box 120
Columbus, GA 31902-0120
+1.706.649.5220
leoberard@tsys.com

Current shareholders requiring assistance should contact Mellon Investor Services:

P.O. Box 3315
South Hackensack, NJ 07606-1915

Registered Mail or
Overnight Delivery
85 Challenger Road
Ridgefield Park, NJ 07660

Telephone Inquiries
+1.800.503.8903

Online Access

Online Services at tsys.com
You can purchase your initial shares online at tsys.com. And TSYS now makes it easy and convenient to get current information on your shareholder account anytime.

You will have access to:

- View account status
- Purchase or sell shares
- View book-entry information
- Request certificate issuance
- Establish/change your PIN
- View payment history for dividends
- Make address changes
- Obtain a duplicate 1099 tax form
- Request a dividend check replacement
- Receive annual meeting materials electronically

Cautionary language regarding forward-looking statements:
This annual report to shareholders contains forward-looking statements, which by their nature involve risks and uncertainties. Please refer to TSYS' Annual Report on Form 10-K filed with the Securities and Exchange Commission for information concerning forward-looking statements, under the caption "Safe Harbor Statement," and for a description of certain factors that may cause actual results to differ from goals referred to herein or contemplated by such statements.

Form 10-K SEC and NYSE Certifications

TSYS has filed the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K and has submitted to the NYSE the Chief Executive Officer's annual certification that he is not aware of any violation by the company of the NYSE corporate governance listing standards.


TSYS

CORPORATE HEADQUARTERS
1600 First Avenue
P.O. Box 2567
Columbus, GA 31902-2567
www.tsys.com